TECHNICAL REPORT
ON THE
AUMAX PROPERTY

Lillooet Mining Division
British Columbia
Canada

N.T.S. 92J/09

Lat. 50° 39′ N
Long. 122° 04′ W

Property Owned by:
Gary Polischuk and Randy Polischuk

Prepared For:
Avino Silver & Gold Mines Ltd.
400 - 455 Granville Street
Vancouver, B.C.
Canada V6C 1T1

Author:
J. Wayne Pickett, M.Sc., P.Geo. (NF, BC)
8256 McIntyre Street
Mission, B.C. Canada V2V 6T3

Date:
November 28, 2002

TABLE OF CONTENTS

1.0 Summary	1
2.0 Introduction and Terms of Reference	2
3.0 Property Description and Location	3
4.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography	4
5.0 History	4
6.0 Geological Setting	4
6.1 Regional Linears	6
7.0 Deposit Type	6
8.0 Mineralization	7
9.0 Exploration	7
9.1 Aumax Silver/Gold Zone	7
9.1.1 Grid Soil Sampling Program	8
9.1.2 Trenching Program	8
9.2 Upper Gold Zone	11
10.0 Sampling Method and Approach	11
10.1.1 Rock Sampling	11
10.1.2 Soil Sampling	11
11.0 Sample Preparation, Analyses and Security	12
12.0 Data Verification	12
13.0 Nearby Properties	12
14.0 Interpretation and Conclusions	13
15.0 Recommendations	14
16.0 Budget	15
17.0 References	16
18.0 Certificate of Author	18

List of Tables

Table		After Page
I	Aumax claims - property ownership and status	3
II	Budget - Phase 1	15

List of Illustrations

Figure		After Page
1	Property location	3
2	Location of prospects	3
3	Regional geology	4
4	Hillshade imagery	6
5a	Hillshade imagery - inverted (negative)	6
5b	Hillshade imagery - inverted (negative) with linears	6
6a	Landsat imagery	6
6b	Landsat imagery with linears	6
7	Excavated Trench Locations, Selected Rock and Soil Sample Locations	7
8a	Location and geology of hand-dug trenches T1,2,3,4,9,10 and 11	7
8b	Sample locations and results from hand-dug trenches T1 to T11	7
9	Soil geochemistry, colour-contoured silver results	8
10	Soil geochemistry, colour-contoured gold results	8
11	Soil geochemistry, colour-contoured arsenic results	8
12	Soil geochemistry, colour-contoured antimony results	8
13	Soil geochemistry, colour-contoured copper results	8
14	Soil geochemistry, colour-contoured lead results	8
15	Soil geochemistry, colour-contoured average of sum of % ranks for Au, Ag, As, Cu	8
16	Trench Plan and Profile - TR-99-01	9
17	Trench Plan and Profile - TR-99-02	10
18	Trench Plan and Profile - TR-99-03	10
19	Trench Plan and Profile - TR-99-04	10
20	Trench Plan and Profile - TR-99-05	10
21	Trench Plan and Profile - TR-99-06	11
22	Upper Gold Zone, sample locations and selected results	11

LIST OF APPENDICES

Appendix A Analytical Procedures
Appendix B Rock and Soil Analyses
Appendix C Sample Locations, Descriptions and Analyses

1.0 SUMMARY

The following report prepared at the request of Avino Silver & Gold Mines Ltd. updates a previous report entitled “Report on the 1999 Mineral Exploration Program Geology, Soil Geochemistry, Prospecting and Trenching, Aumax Property” to comply with National Instrument 43-101.

The Aumax property located about 16 kilometres southwest of Lillooet, British Columbia consists of 6 unpatented mineral claims comprising 39 units (about 9.8 km2) held by Gary Polischuk of Lillooet. The claims are on N.T.S. map sheet area 92J/9E at latitude 50° 34′ north and longitude 122° 03′ west in the Lillooet Mining Division.

In 1999, prospector Gary Polischuk discovered tetrahedrite-bearing quartz boulders and a separate gold-bearing C-horizon soil gossan on what is currently the Aumax Property.

Meta-volcanic rocks and cherts of the Mississippian to Middle Jurassic Bridge River Complex underlie most of the Aumax Property. Rocks of the Bridge River Complex are in fault contact with early Cretaceous clastic sedimentary rocks of the Cayoosh Assemblage, which underlie the extreme northeastern portion of the property. A late Cretaceous or Early Tertiary granodiorite body underlies the area immediately southwest of the property. The Bridge River Complex comprises an oceanic assemblage of greenstone and pelagic ribbon cherts accompanied by lesser amounts of siliceous siltstone locally interleaved with small amounts of greywacke, limestone and ultramafic rocks. The Cayoosh Assemblage is a turbiditic sequence characterized by upward-coarsening mostly fine-grained clastic sedimentary rocks including phyllitic argillite, siltstone, sandstone and conglomerate. In the Aumax property area the Bridge River Complex has been structurally emplaced over the Cayoosh Assemblage along the sub-horizontal to shallow or moderate northeast-dipping Cayoosh Creek Fault. The topography shows linear features in two prominent directions: north to north-northwesterly and east to east-southeasterly.

Quartz vein hosted silver and gold represents the deposit type being explored for in the Aumax area. Mineralization has been discovered at two locations on the property, the Aumax Silver/Gold Zone and the Upper Gold Zone.

At the Aumax Silver/Gold Zone, large transported slabs of intermediate tuffs and cherty argillite of the Bridge River Complex host tetrahedrite-bearing quartz veins that are highly anomalous in silver (up to 630 g/t or 18 oz./ton) and gold (>1g/t). In addition, angular tetrahedrite-bearing quartz boulders, typically 1.5 m across, locally contain high grade silver (up to 2700 g/t or 78 oz./ton) and gold (up to 8 g/t). Quartz veins hosting the mineralization are milky white and locally brecciated, vuggy and drusy. The veins generally contain trace to moderate amounts of hematite and limonite and locally disseminated black sulphosalts, malachite and azurite. Anomalous silver in the veins is accompanied by anomalous arsenic, antimony, and copper suggesting that the silver is contained mostly within tetrahedrite possibly accompanied by other sulphosalts.

Anomalous lead also typical of the veins is probably contained in trace amounts of galena. Altered zones flanking the silver-bearing quartz veins are anomalous in gold and arsenic but generally not in silver.

A gold-silver-arsenic-in-soil anomaly 100-250 m wide extends down slope to the northwest for about 350 m from the Aumax gold/silver Zone. A gap in the anomaly in the area of the mineralized boulders probably reflects a change in slope from a steep to more moderate incline. Upslope from the gap, soils anomalous in one or more of gold, silver and arsenic outline additional anomalies that probably reflect mineralization further upslope to the southeast.

It is probable that the source of the silver-bearing quartz boulders is uphill to the southeast. Test pits dug in the vicinity of accessible anomalous areas upslope from the mineralized boulders did not reach bedrock and therefore the anomalies remain unexplained. Anomalies furthest upslope were not readily accessible by excavator and have not been tested.

The Upper Gold Zone is located about 1.2 km to the southeast of the Aumax Silver/Gold Zone and approximately 600 m higher at about 2000 m elevation. The zone is indicated by a C-horizon soil gossan trending about 150 degrees. Soil samples collected from the gossan returned 0.7 to 4.5 g/t Au. Gold is accompanied by silver (up to 30g/t or 1 oz./ton), and As (up to 2.6%). Other soil samples collected in the area are also anomalous in gold. Samples of quartz veins cutting greenstone and/or chert flanking the gossan returned anomalous gold (up to 200 ppb).

Soils in the Upper Gold Zone are highly anomalous in gold (up to 4.3 g/t). Quartz veins cutting greenstone and chert in the area do have anomalous concentrations of gold (90 to 220 ppb) but, unless there has been a very high degree of mechanical and/or chemical concentration of gold during weathering and soil formation, these veins are not the source of the soil anomaly.

A two-phase exploration program is recommended. Phase 1 comprises prospecting, geological mapping and additional soil sampling to be carried out upslope from the Aumax Gold/Silver Zone as far as the Upper Gold Zone about 1.2 km to the southeast. Additional soil sampling, prospecting and geological mapping is recommended proximal to the Upper Gold Zone. Reconnaissance prospecting and geological mapping is also recommended along linears in the area, particularly in the areas where the linears intersect. A phase 2 mechanical trenching and drilling program is contingent on the location of areas of interest during Phase 1. A budget of $30,000 is proposed in order to carry out the Phase 1 exploration program.

2.0 INTRODUCTION AND TERMS OF REFERENCE

The following report prepared at the request of Avino Silver & Gold Mines Ltd. updates a previous report entitled “Report on the 1999 Mineral Exploration Program Geology, Soil Geochemistry, Prospecting and Trenching, Aumax Property” to comply with National Instrument 43-101. The previous report was prepared for Gold-Ore

Resources Ltd. by the author, who supervised and helped carry out the 1999 field program on the Aumax Property.

The exploration program consisted of a one-day field visit to the property by the author and prospector Gary Polischuk on August 8, 1999 followed by rock and soil sampling, prospecting, and trenching carried out during October, 1999. Vancouver-based consulting geologist Brian Malahoff, P.Geo., prospector Gary Polischuk of Lillooet-based Veritas Developments Ltd. and field helper Dale Jones of Lillooet assisted the author in carrying out the October, 1999 program. Hoedown Creek Resources Ltd. of Lillooet conducted the trenching and along with D.W. Johnston Trucking of Lillooet carried out site rehabilitation. Cariboo Chilcotin Helicopters of Lillooet provided helicopter support.

The information, opinions, conclusions and recommendations contained herein are based on work performed and supervised by the author on the Aumax property from August to October of 1999; and on a review of available literature and previous records of work on the property and surrounding area. Literature reviewed comprises published articles in technical journals, reports and maps filed for assessment with the government of British Columbia, and reports supplied by the property owners.

The rock and soil samples collected were sent to Eco-Tech Labs of Kamloops, British Columbia, where they were assayed for gold by fire assay with AA finish and analyzed for 28 other elements by ICP-AES. Details of the analytical methods are provided in Appendix A.

3.0 PROPERTY DESCRIPTION AND LOCATION

The Aumax property located about 16 kilometres southwest of Lillooet, British Columbia consists of 6 unpatented mineral claims comprising 39 units (about 9.8 km2) held by Gary Polischuk of Lillooet (Figures 1 and 2, Table I). The claims are on N.T.S. map sheet area 92J/9E at latitude 50° 34′ north and longitude 122° 03′ west in the Lillooet Mining Division.

The nature and extent of the issuer's title to, or interest in the property, including the obligations that must be met to retain the property will be provided in a news release by the issuer.

The property has not been legally surveyed.

Known mineralized showings on the property are indicated on Figures 2, 7, 8, and 16 to 22.

To the extent known by the author, the property is not subject to the terms of any royalties, back-in rights, payments or other agreements and encumbrances other than those that will be indicated in a news release by the issuer.

Figure 1
Aumax Property
Property Location Map

[GRAPHIC OF AUMAX PROPERTY - PROPERTY LOCATION]

Figure 2
Aumax Property
Location of Prospects

[GRAPHIC OF AUMAX PROPERTY - LOCATION OF PROSPECTS]

To the extent known by the author, the property is not subject to any environmental liabilities at the time of writing.

A “Mineral & Coal Notice of Work and Reclamation” must be filed to and approved by the British Columbia Ministry of Energy and Mines, Energy and Minerals Division, Mines Branch prior to carrying out proposed mechanical trenching and diamond drilling as well as for any road construction required for access.

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

A logging road that branches off Highway 99 (the Duffy Lake Road) about 23 km southwest of Lillooet provides access to the western portion of the property (Figures 1 and 2).

Topography in the area is moderate to steep, rising from 1000 m in the western portion of the property to about 2100 m approximately midway along its southern boundary. Escarpments and alpine plateaus at higher levels give way to thick talus fans on eluvial slopes at lower elevations. Rock outcropping is moderate at higher elevations but sparse on eluvial slopes. Portions of the forest covering the property have been logged.

The property, which is in a rain/snow shadow of the Shulaps Range, has a semiarid climate with mean annual precipitation from 30-50 centimetres. Temperatures range from -10° to 0° C in the cool dry winters to 18° to 22° C in the hot dry summers.

5.0 HISTORY

In 1999, prospector Gary Polischuk discovered tetrahedrite-bearing quartz boulders and a separate gold-bearing C-horizon soil gossan on what is currently the Aumax Property. No work prior to that time has been documented on the property.

6.0 GEOLOGICAL SETTING

Meta-volcanic rocks and cherts of the Mississippian to Middle Jurassic Bridge River Complex underlie most of the Aumax Property (Figure 3). Rocks of the Bridge River Complex are in fault contact with early Cretaceous clastic sedimentary rocks of the Cayoosh Assemblage, which underlie the extreme northeastern portion of the property (Figure 3). A late Cretaceous or Early Tertiary granodiorite body underlies the area immediately southwest of the property.

Rocks underlying the area occur in the Eastern Coast Belt situated along the boundary between the outboard Insular Superterrane to the west and rocks of the ancient North American Craton, represented by the Intermontane Superterrane, to the east. The Bridge River Complex and Cayoosh Assemblage are structurally interleaved with other terranes bounded by generally northwest-trending strike-slip and contractional faults of Late Cretaceous to Early Tertiary age (Journeay and Monger, 1994). The rocks have

Symbols
Accompanying Figure 3

[SYMBOLS GRAPHIC]

Figure 3
Aumax Property
Regional Geology

[GRAPHIC - REGIONAL GEOLOGY]

undergone penetrative deformation and regional metamorphism associated with Alpine-style folding and large-scale imbrication of the Eastern Coast Belt (Journeay and Mahoney, 1994; Journeay and Friedman, 1993). Journeay et al. (1992) note that the Eastern Coast Belt has undergone four periods of deformation: i) southwest-vergent folding and associated thrusting (fold nappe development) between 96 and 91 Ma (million years before present); ii) northeast-vergent folding and associated thrusting between 91 and 86 Ma; iii) oblique, southwest-vergent thrusting and associated dextral strike-slip faulting between 86 and 68 Ma; iv) and, between 68 and 48 Ma, outward-dipping extensional faulting that in the local area included detachment and northwestward displacement of the Bridge River Complex along the Cayoosh Creek Fault.

The Bridge River Complex comprises an oceanic assemblage of greenstone and pelagic ribbon cherts accompanied by lesser amounts of siliceous siltstone locally interleaved with small amounts of greywacke, limestone and ultramafic rocks (Journeay, 1993). Ultramafic rocks in the Bridge River Complex are considered to be fault-bounded thrust slivers (Kuran and McCleod, 1997b; cf. Leitch, 1990). Harzburgite, accompanied by lesser dunites and gabbros, comprise the dominant ultramafic rock types (Kuran and McCleod, 1997b; Calon et al. 1990). The ultramafic rocks are typically serpentinized or partially altered to listwaenite.

The Cayoosh Assemblage is a turbiditic sequence characterized by upward-coarsening fine-grained clastic sedimentary rocks including phyllitic argillite, siltstone, sandstone and conglomerate.

In places the Bridge River Complex is in conformable contact with the stratigraphically overlying Cayoosh Assemblage. According to Journeay and Mahoney (1994), “interlayered greenstone, ribbon chert, limestone, calcareous greenschist and graphitic phyllite of the Bridge River Complex grade upward with apparent conformity into a succession of graphitic siltstone, phyllite, greywacke and thin-bedded turbidites of the Cayoosh Assemblage”. They define the basal contact of the Cayoosh Assemblage at the top of the stratigraphically highest chert horizon. Locally a thin intra-formational pebble conglomerate containing limestone, argillite and chert clasts marks the contact.

In the Aumax area the Bridge River Complex has been structurally emplaced over the Cayoosh Assemblage along the sub-horizontal to shallow or moderate northeast-dipping Cayoosh Creek Fault (Figure 3). Major faults bounding the regional package include the Fraser Fault, a major right lateral north-striking transverse structure, which bounds the eastern portion of the package, and the Marshall Creek Fault which has down-to-the-southwest brittle normal fault displacement of about 3.5 kilometres (Coleman, 1990; Journeay et al., 1992). In addition to normal displacement along the Marshall Creek Fault, there is an associated system of top-to-the-southeast displacement along shallow north-east dipping shear zones (Journeay et al., 1992).

6.1 Regional Linears

Figures 4 and 6 show hillshade and landsat imagery downloaded from The Map Place, a website (http://www.em.gov.bc.ca/Mining/Geolsurv/MapPlace/) which contains information made available to the public by the Government of British Columbia, Ministry of Energy and Mines. Figure 5 is the inverted (negative) image of the hillshade imagery. The shading effects of the inverted (negative) image results in 3D imagery in which the valleys and ridges appear correctly. Figures 5b and 6b show linears interpreted from the hillshade and landsat imagery.

The topography shows linear features in two prominent directions: north to north-northwesterly and east to east-southeasterly (Figures 4 to 6). Any interpretation of the linears based solely on the imagery as presented is certainly speculative, however, their origin is probably due to a combination of early geological processes overprinted by the later effects of glaciation.

North to northwesterly linears include the north-northwesterly Fraser Fault system, the northwesterly Marshall Creek Fault and other faults as noted on the regional geology map.

The north-striking linear partially defined by the Phair Creek valley, which passes through the eastern portion of the Aumax claims, extends northward to intersect a sigmoidal easterly trending linear in the area of the Ample and Ample/Goldmax Prospects (Figures 4 to 6). Also, the north-trending ridge on which the Aumax Silver/Gold Zone and the Upper Gold Zone are located extends northward to the area of the Upper Bonanza Prospect.

East to east-southeasterly linears are developed particularly well in the area underlain by the Cayoosh Creek Assemblage northeast of the Aumax claims as well as to a lesser extent in the Bridge River Complex to the northwest. Some of these east-southeasterly features are sigmoidal in form. The Z-shaped geometry of the features may be a result of drag along later faults.

Prospecting in areas where these linears intersect and further prospecting along linears associated with known prospects should be considered.

7.0 DEPOSIT TYPE

Quartz vein hosted silver and gold represents the deposit type being explored for on the property. The low sulphide content of veins discovered to date on the Aumax Silver/Gold showing suggest the deposit type may be a silver-rich end member of low-sulphide gold quartz veins such as those at Bralorne-Pioneer and the nearby Ample-Goldmax property (Ash and Alldrick, 1996; Leitch, 1990; Kuran and McLeod, 1997a; Pickett 1998a and 1999). However the occurrence of silver in disseminated black sulphosalts and the presence of anomalous arsenic, antimony, copper and lead associated

Symbols
Accompanying Figure 4

[GRAPHIC - SYMBOLS TO ACCOMPANY FIGURES 4 to 6]

Figure 4
Hillshade Imagery

[GRAPHIC - HILLSHADE IMAGERY FIG. 4]

Figure 5a
Hillshade Negative

[GRAPHIC - HILLSHADE NEGATIVE]

Figure 5b
Hillshade Negative (showing linears)

[GRAPHIC - HILLSHADE NEGATIVE SHOWING LINEARS]

Figure 6a
Landsat Imagery

[GRAPHIC - LANDSAT IMAGERY]

Figure 6b
Landsat Imagery (showing linears)

[GRAPHIC - LANDSAT IMAGERY SHOWING LINEARS]

with the gold and silver suggest a possible affinity to a sulphide-poor end member of polymetallic vein systems such as those at Coeur d’Alene Idaho (Lefebure and Church, 1996). Both deposit types have strong structural control, an important consideration in exploration for them.

8.0 MINERALIZATION

Mineralization has been discovered at two locations on the property, the Aumax Silver/Gold Zone and the Upper Gold Zone (Figure 2).

At the Aumax Silver/Gold Zone, large transported slabs of intermediate tuffs and cherty argillite of the Bridge River Complex host tetrahedrite-bearing quartz veins that are highly anomalous in silver (up to 630 g/t or 18 oz./ton) and gold (>1g/t). In addition, angular tetrahedrite-bearing quartz boulders, typically 1.5 m across, locally contain high grade silver (up to 2700 g/t or 78 oz./ton) and gold (up to 8 g/t).

Quartz veins hosting the mineralization are milky white and locally brecciated, vuggy and drusy. The veins generally contain trace to moderate amounts of hematite and limonite and locally disseminated black sulphosalts, malachite and azurite. Anomalous silver in the veins is accompanied by anomalous arsenic, antimony, and copper suggesting that the silver is contained mostly within tetrahedrite possibly accompanied by other sulphosalts. Anomalous lead also typical of the veins is probably contained in trace amounts of galena. Altered zones flanking the silver-bearing quartz veins are anomalous in gold and arsenic but generally not in silver.

The Upper Gold Zone is located about 1.2 km to the southeast of the Aumax Silver/Gold Zone and approximately 600 m higher at about 2000 m elevation (Figure 2). The zone is indicated by a C-horizon soil gossan trending about 150 degrees (Figure 22). Soil samples collected from the gossan returned 0.7 to 4.5 g/t Au. Gold is accompanied by silver (up to 30g/t or 1 oz./ton), and As (up to 2.6%). Other soil samples collected in the area are also anomalous (Figure 22, Appendix C). Samples of quartz veins cutting greenstone and/or chert flanking the gossan returned anomalous gold (up to 200 ppb).

9.0 EXPLORATION

9.1 Aumax Silver/Gold Zone

Mineralized quartz boulders noted by Randy Polischuk during establishment of a logging road were the first indications of potential silver/gold mineralization in the Aumax Silver/Gold Zone area. Gary Polischuk subsequently prospected, soil sampled and dug several hand trenches in the area thereby partially uncovering tetrahedrite-bearing quartz vein material (Figures 2, 7 and 8). Analyses of the quartz from the hand trenches returned strongly anomalous gold (1.2 to 8 g/t) and silver (68-2706 g/t or 2 to 79 oz./ton) along a southwest trending zone about 60 m long.

Figure 7
Excavated Trench Locations

[GRAPHIC - EXCAVATED TRENCH LOCATIONS SELECTED ROCK AND SOIL SAMPLE LOCATIONS]

Figure 7
Excavated Trench Locations (continued)

[GRAPHIC - EXCAVATED TRENCH LOCATIONS SELECTED ROCK AND SOIL SAMPLE LOCATIONS]

Figure 8a
Location & Geology of Hand-Dug Trenches

[GRAPHIC]

Figure 8b
Sample Locations & Results
Hand-Dug Trenches T1 to T11

[GRAPHIC]

Based on these initial results, Gold-Ore Resources Ltd. optioned the property in 1999 and carried out a grid soil sampling, rock sampling and trenching program to evaluate the prospect. Results of the program are described below.

9.1.1 Grid Soil Sampling Program

In order to better refine areas for trenching and to potentially detect additional anomalous areas proximal to the Aumax Silver/Gold Zone, a soil sampling program was carried out using flagged cross lines extending east and west of a north/south baseline marked by pickets at 25 or 50 m intervals. Soils were collected at 25 m centres over an area 200 by 200 m centred on the Aumax Zone. Additional soils at 50 m intervals expanded the area to 500 m by 500 m. Sampling was carried out by geologist Brian Malahoff, P.Geo., helper Dale Jones and by the author.

A total of 175 soil samples were collected from the gridded area. The samples, which consisted mostly of silty to gravelly eluvium, were collected at 15 to 20 cm depth after removing the topsoil utilizing a “pelican pick”. An enriched “B-horizon” is developed only locally, but where present was included in the soil sample. Colour-contoured silver, gold, arsenic, antimony, copper and lead results are shown on Figures 9 to 14). Figure 15 shows the colour-contoured average of the sum of % ranks for Au, Ag, As and Cu. By normalizing the analyses for each of the elements and averaging the combined results, this plot shows areas that are anomalous in a combination of the elements. Analytical methods are presented in Appendix A and analyses are presented in Appendix B.

A gold-silver-arsenic-in-soil anomaly 100-250 m wide extends down slope to the northwest for about 350 m from the Aumax gold/silver Zone. A gap in the anomaly in the area of the mineralized boulders probably reflects a change in slope from a steep to more moderate incline. Upslope from the gap, soils anomalous in one or more of gold, silver and arsenic outline additional anomalies that probably reflect mineralization further upslopeto the southeast.

9.1.2 Trenching Program

Trenches TR-99-1 and 2 and several other smaller test trenches were established to further uncover the silver- and gold-bearing quartz vein material exposed previously by hand trenching (Figures 7 and 8). The test trenches indicated that the veins partially uncovered by the previous hand trenching were actually a series of large subangular boulders about 1.5 m across.

Trenches TR-99-3 and 5 tested areas 30-50 m upslope from highly anomalous gold (260 & 345 ppb) and arsenic (2900 & 3000 ppm) in soils (Figures 7, 10 and 11).

Trenches 4 and 6 tested quartz veins and quartz breccia zones that had been exposed previously during establishment of the logging road (Figure 7).

Figure 9
Ag (ppm) in Soils

[GRAPHIC]

Figure 10
Au (ppb) in Soils

[GRAPHIC]

Figure 11
As (ppm) in Soils

[GRAPHIC]

Figure 12
Sb (ppm) in Soils

[GRAPHIC]

Figure 13
Cu (ppm) in Soils

[GRAPHIC]

Figure 14
Pb (ppm) in Soils

[GRAPHIC]

Figure 15
Average of Sum of Percent Ranks For Au

[GRAPHIC]

After determining that the silver and gold mineralization is contained in boulders that were probably derived from somewhere upslope to the southeast and that some soils collected upslope from the mineralized boulders were anomalous in gold, arsenic and silver; a decision was made to establish a road as far up the steep slope as possible (Figure 7). Test pits dug at several locations along the road failed however to reach bedrock.

A total of 265 m of trenching was carried out, 190 m in Trenches TR-99-1 to 6 and a further 75 m in short test trenches and pits. About 300 m of road was built to access the trenched areas. After mapping and sampling, the trenches were refilled and areas disrupted by the access roads were reclaimed and re-contoured.

9.1.2.1 TR-99-1

Rocks exposed in TR-99-1 occur as a combination of large angular fractured blocks with mm- to cm-scale movement along the fractures. Although there has been minimal local movement of the blocks, the whole sequence has probably been transported more or less intact either as part of a rockslide from the southeast down the steep valley wall and/or due to glacial processes (Figure 7).

Lithologies noted in TR-99-1 comprise interlayered cherty argillite, argillite and intermediate tuff (Figure 16).

A twenty-cm thick quartz vein cuts intermediate tuff in the southern part of the trench. The original strike and dip of the vein is not known with certainty, however at present it dips gently (about 25°) to the east. The vein extends 7 m northward from the southern termination of the trench and can be traced intermittently for another 8 m northeastward as a zone of quartz stockwork and then for another 2 m as a 10-cm wide quartz vein (Figure 16). The quartz vein is milky white, locally vuggy and drusy and contains minor amounts of limonite and locally traces of tetrahedrite and malachite. A 30-cm wide brecciated zone containing sheeted quartz veinlets is developed within intermediate tuff beneath the quartz vein and to a lesser extent above it. The stockwork breccia is hematized, locally containing pyrite pseudomorphs. Steeply dipping quartz veinlets cutting across the quartz vein in the northeasterly portion of the trench probably mark a zone of shearing.

Samples of the quartz vein contain anomalous gold (>1g/t) over 0.54 m and highly anomalous silver (130 to 630 g/t or 3.8 to 18.4 oz./ton) over 0.2 to 0.5 m (Figure 16, Appendix C). Samples of the stockwork breccia are anomalous in gold (120 to 450 ppb) and arsenic (up to 0.8%) over widths up to 2.9 m.

Figure 16
Trench Plan & Profile
TR-99-1

[GRAPHIC]

9.1.2.2 TR-99-2

In TR-99-2 cherty argillite is interlayered with a 5-m thick unit of intermediate tuff (Figures 7 and 17). The units dip gently ENE (20° toward 75°). In the western part of the trench, a 0.25-m thick quartz vein cuts the cherty argillite. Samples of the moderately easterly dipping vein (32° toward 86°) returned anomalous gold (840 ppb) and silver (22.8 g/t) (Figure 17, Appendix C). Cherty argillite beneath the vein is anomalous in gold (145 ppb) and arsenic (1515 ppm).

9.1.2.3 TR-99-3

Rock units exposed in TR-99-3 comprise interlayered tuff, cherty argillite and argillite, the latter locally graphitic (Figures 7 and 18). The units are generally 1-7 m thick and dip moderately (40°) south. Samples taken of argillaceous chert are locally anomalous in gold (120-150 ppb), silver (2.8 to 21.6 g/t) and arsenic (1600-3000 ppm) (Figure 18, Appendix C).

9.1.2.4 TR-99-4

Moderate westerly dipping (55°), interlayered cherty argillite and intermediate tuff exposed in TR-99-4 are cut by a 0.6 to 0.8 m thick cherty quartz vein (Figures 7 and 19). The moderate (30°) northwesterly dipping vein was exposed for about 11 m, extending downward from surface toward the north where it is cut off by a fault.

Fractured, limonitic argillite flanking the quartz vein is cut by quartz stringers that locally contain disseminated arsenopyrite and pyrite. Samples of this material from beneath the vein returned anomalous gold (315-390 ppb), silver (6-14 ppm) and arsenic (2100-3200 ppm) over widths of 0.7 to 1.5 m (Figure 19, Appendix C). Samples above the vein returned anomalous gold (60-485 ppb) and arsenic (570-1260 ppm) over widths of 0.7 to 0.9 m.

The quartz vein itself, which is not anomalous in Au, As or Ag, may represent later infilling of a previously mineralized shear zone.

9.1.2.5 TR-99-5

Rocks exposed in TR-99-5 consist mostly of intermediate tuff interlayered with lesser amounts of cherty tuff and argillite (Figures 7 and 20). Beds dip moderately (39°) west-southwest (250°).

In the central portion of the trench, a steep (74°) easterly dipping (toward 101°) fault having subhorizontal movement forms the contact between cherty tuff and argillite to the west and intermediate tuff to the east. Rocks flanking the fault for about 2.5 m particularly to the east are hematized and limonitized, and contain quartz stringers. Disseminated pyrite and arsenopyrite occur locally in the altered zone. Chip samples collected in the altered rocks proximal to the fault zone are slightly anomalous in gold (35-205 ppb) and arsenic (1100-2700 ppm) (Figure 20, Appendix C). Quartz stringers

Figure 17
Trench Plan & Profile
TR-99-2

[GRAPHIC]

Figure 18
Trench Plan & Profile
TR-99-3

[GRAPHIC]

Figure 19
Trench Plan & Profile
TR-99-4

[GRAPHIC]

Figure 20
Trench Plan & Profile
TR-99-5

[GRAPHIC]

are also present locally about 6 m west of the fault along the contact between cherty argillite and overlying intermediate tuff. Samples of this zone are also anomalous in gold (80-100 ppb) and arsenic (1740-1785 ppm).

9.1.2.6 TR-99-6

In TR-99-6, cherty argillite is cut by a 1 to 1.2 m thick moderately NNE dipping zone of limonitic quartz vein breccia (Figures 7 and 21). Samples of the breccia are slightly anomalous in gold (80-90 ppb) and arsenic (1350-1710 ppm) (Figure 21, Appendix C).

9.2 UPPER GOLD ZONE

The Upper Gold Zone is located about 1.2 km to the southeast of the Aumax Silver/Gold Zone and approximately 600 m higher at about 2000 m elevation (Figure 2). The zone is indicated by a C-horizon soil gossan trending about 150 degrees (Figure 22). Soil samples collected from the gossan returned 0.7 to 4.5 g/t Au. Gold is accompanied by silver (up to 30g/t or 1 oz./ton), and As (up to 2.6%). Other soil samples collected in the area are also anomalous (Figure 22, Appendix C). Samples of quartz veins cutting greenstone and/or chert flanking the gossan returned anomalous gold (up to 200 ppb).

10.0 SAMPLING METHOD AND APPROACH

10.1.1 Rock Sampling

Rock sampling carried out on the property included grab samples of vein material and altered zones considered to have potential for mineralization. In the trenched areas, vein material and altered zones were chip sampled, where possible at right angles to strike and dip. Details of the location, number, type and nature of the samples are presented in Appendix C. Sampling was carried out by geologist Brian Malahoff, P.Geo., and by the author.

Initial rock sampling prior to the 1999 Gold-Ore Program was carried out by prospector and property co-owner Gary Polischuk.

10.1.2 Soil Sampling

The soil sampling program was carried out using flagged cross lines extending east and west of a north/south baseline marked by pickets at 25 or 50 m intervals. Soils were collected at 25 m centres over an area 200 by 200 m centred on the Aumax Zone. Additional soils at 50 m intervals expanded the area to 500 m by 500 m. Sampling was carried out by geologist Brian Malahoff, P.Geo., helper Dale Jones and by the author.

A total of 175 soil samples were collected from the gridded area. The samples, which consisted mostly of silty to gravelly eluvium, were collected at 15 to 20 cm depth after removing the topsoil utilizing a “pelican pick”. An enriched “B-horizon” is developed only locally, but where present was included in the soil sample.

Figure 21
Trench Plan & Profile
TR-99-6

[GRAPHIC]

Figure 22
Upper Gold Zone

[GRAPHIC]

Table 1: Aumax Claims - Property Ownership and Status

Claim Name	Mining Div.	Tenure #	Owner	Issued	Good Standing Until	Units	Hectares	Map #	Tag #	Type
Aumax #1	10 Lillooet	368966	Gary Paul Polischuk	May 9, 1999	May 9, 2003	20 Units	500 ha	092J/09E	211411	4 Post
Aumax #2	10 Lillooet	368967	Gary Paul Polischuk	May 9, 1999	May 9, 2003	15 Units	375 ha	092J/09E	211412	4 Post
Aumax #3	10 Lillooet	371390	Gary Paul Polischuk	September 1, 1999	September 1, 2003	1 Unit	25 ha	092J/09E	666863M	2 Post
Aumax #4	10 Lillooet	371391	Gary Paul Polischuk	September 1, 1999	September 1, 2003	1 Unit	25 ha	092J/09E	666864M	2 Post
Aumax #5	10 Lillooet	371392	Gary Paul Polischuk	September 1, 1999	September 1, 2003	1 Unit	25 ha	092J/09E	666865M	2 Post
Aumax #6	10 Lillooet	371393	Gary Paul Polischuk	September 1, 1999	September 1, 2003	1 Unit	25 ha	092J/09E	666866M	2 Post

					Totals	39 units	975 ha
							9.8 sq. km

Analytical methods are presented in Appendix A and analyses are presented in Appendix B.

Reconnaissance soil sampling carried out prior to the 1999 Gold-Ore exploration program was carried out by prospector and property co-owner Gary Polischuk.

11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

Rock samples collected in the field were placed in clear plastic bags and sealed to prevent cross contamination. The sealed bags were placed in larger bags for transport to Eco-Tech Labs in Kamloops, B.C. The rocks were transported from Lillooet to the lab in Kamloops either by bus or directly by truck driven by the author.

Rock and soil analyses were done by Eco-Tech Labs, 10041 East Trans Canada Hwy, Kamloops, BC, V2C 2J3. Eco-Tech Labs is certified under the Assayers Certification Program of British Columbia.

Quality control measures employed by the lab included repeat analyses and insertion of standards as indicated on the analytical sheets included in Appendix B.

It is the author’s opinion that sample preparation and analysis were carried out properly and that security during sample handling was adequate.

12.0 DATA VERIFICATION

It is the author’s opinion that the analytical results obtained are reasonable. Evidence for this includes field observations by the author of the material sampled, the presence or absence of mineralization noted in samples collected, and the spatial distribution of the various element concentrations in the soils collected.

13.0 NEARBY PROPERTIES

The following is presented to provide additional information on the history of exploration and mining activity proximal to the Aumax Property. The information presented is not however necessarily indicative of the mineralization on the Aumax Property, the subject of this technical report.

Placer and hard rock mining activity in the area proximal to the Aumax Property date from the mid 1800’s.

For decades, miners worked the placers in parts of Cayoosh Creek downstream of the property and subsequently sluiced upstream and searched for lode gold deposits in the area of the present Ample/Goldmax Property about 9 km to the north of the Aumax Property (Figure 3).

Two past producing mines occur in the area. The Golden Cache Mine located about 8.3 km to the north of the Aumax claims produced slightly over one thousand tons of gold ore in the late 1800’s (Figure 3). The mine is noted for spectacular native gold specimens collected from its workings. The Ample Mine located about 3.3 km E of the Golden Cache was worked intermittently from around the turn of the century to the 1930’s (Figure 3). About 300 metres of underground workings were established during that time, but production was likely only a few thousand tonnes.

Homestake Canada Ltd. (1996) and Gold-Ore Resources Ltd. (1998 and 1999) carried out an exploration program including geological mapping, rock and soil sampling, prospecting and diamond drilling on the Ample/Goldmax Property about 9 km to the north of the Aumax property (Kuran and McLeod, 1997a, Pickett, 1999). Reconnaissance rock and soil sampling was followed up by more detailed work on the Ample Mine and two other mesothermal gold prospects on the Ample/Goldmax property, the Upper Bonanza Zone and the Ample/Goldmax Prospect.

At the Upper Bonanza Zone, mesothermal gold-bearing quartz veins occur along fault and shear zones developed within the phyllites of the Bridge River Complex. Gold-Ore Resources Ltd. reports significant results from hand trenching and chip-channel sampling across the veins at various locations including: 7.7 grams/tonne (g/t) over 2.9 metres (m) from Trench #1 at the northwestern extremity of the zone; 7.4 g/t over 1.7 m from a trench located 10 m to the southeast of Trench #1; 8.7 g/t over 1.6 m from a trench 40 m southeast of Trench #1 and 37.4 g/t over 1.5 m from a trench about 62 m southeast of Trench #1 (Pickett, 1999).

By far the greatest amount of exploration on the Ample/Goldmax Property has been focused on the Ample/Goldmax Zone, which was discovered in 1994. The Zone straddles the contact between meta-volcanic rocks and cherts of the Mississippian to Middle Jurassic Bridge River Complex and early Cretaceous clastic sedimentary rocks of the Cayoosh Assemblage. Gold mineralization occurs in structurally controlled mesothermal gold-bearing quartz veins and in adjacent wall rock. Discontinuous high grade native-gold bearing quartz veins occur up to two metres in width where maximum brittle faulting occurs. The combined results of the drilling programs conducted by Gold-Ore Resources Ltd. and Homestake Canada Inc. on the Ample/Goldmax Zone indicate a moderate to high-grade (7 grams/tonne (g/t) to 31.5 g/t) northeast-plunging gold shoot 50 to 100 m wide, 1.5 to 8 m thick and at least 200 m long (Kuran and McLeod, 1997b and Pickett, 1999).

14.0 INTERPRETATION AND CONCLUSIONS

At the Aumax Silver/Gold Zone, large transported slabs of intermediate tuffs and cherty argillite of the Bridge River Complex host tetrahedrite-bearing quartz veins that are highly anomalous in silver (up to 630 g/t or 18 oz./ton) and gold (>1g/t). In addition, angular tetrahedrite-bearing quartz boulders, typically 1.5 m across, locally contain high grade silver (up to 2700 g/t or 78 oz./ton) and gold (up to 8 g/t).

Quartz veins hosting the mineralization are milky white and locally brecciated, vuggy and drusy. The veins generally contain trace to moderate amounts of hematite and limonite and locally disseminated black sulphosalts, malachite and azurite. Anomalous silver in the veins is accompanied by anomalous arsenic, antimony, and copper suggesting that the silver is contained mostly within tetrahedrite possibly accompanied by other sulphosalts. Anomalous lead also typical of the veins is probably contained in trace amounts of galena. Altered zones flanking the silver-bearing quartz veins are anomalous in gold and arsenic but generally not in silver.
It is probable that the source of the silver-bearing quartz boulders is uphill to the southeast. Test pits dug in the vicinity of accessible anomalous areas upslope from the mineralized boulders did not reach bedrock and therefore the anomalies remain unexplained. Anomalies furthest upslope were not readily accessible by excavator and have not been tested.

Soils in the Upper Gold Zone are highly anomalous in gold (up to 4.3 g/t). Quartz veins cutting greenstone and chert in the area do have anomalous concentrations of gold (90 to 220 ppb) but, unless there has been a very high degree of mechanical and/or chemical concentration of gold during weathering and soil formation, these veins are not the source of the soil anomaly.

15.0 RECOMMENDATIONS

Phase 1:

In order to potentially determine the source of the mineralized boulders at the Aumax Gold/Silver Zone, it is recommended that prospecting, geological mapping and additional soil sampling be carried out upslope to the southeast. Initial soil sampling is recommended at 50 m intervals along 500 m traverses parallel to the contours of the slope with the soil traverse lines spaced at 100 m intervals upslope as far as the Upper Gold Zone, 1.2 km to the southeast. Areas for follow-up would be selected based on the results of the prospecting and the upslope termination of anomalies detected.

In the area of the Upper Gold Zone, soil sampling at 50 m centres should be considered to cover a 500 m x 500 m area centred on the highly anomalous gold-bearing soils.

On a regional basis, it is recommended that additional prospecting be done along linears indicated by the hillshade and landsat imagery. Intersections of linears and changes in direction along the linears are favourable targets. Prospecting is particularly recommended along the ridge extending northward from the Aumax mineralized zones to the Upper Bonanza Prospect and also along the Phair Creek valley.

Phase 2:

A Phase 2 exploration program is contingent on the results of Phase 1. Areas of interest identified during Phase 1 should be tested by hand trenching or, if road access can be established at reasonable cost, by mechanical trenching. The steep terrain in the area may preclude road access such that diamond drilling would have to be done in order to test some of the areas of interest.

16.0 BUDGET

A proposed budget totalling $30,000 for Phase 1 of the exploration program is presented in Table II.

Table II: Budget - Phase 1

Soil Sampling
(200 samples, Including sample collection, analysis, travel and accommodation for samplers, based on 10 days work)	9,500.00

Geological Mapping, Prospecting and Rock Sampling
(Including sample collection, analysis, hand trenching, travel and accommodation for workers, based on 14 days work)	9,000.000

Helicopter Support
5,000.00

Report on Contingency
6,500.00

Total	6,500.00

17.0 REFERENCES

Ash, C. and Alldrick, D.
1996:
Au-quartz Veins. in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hõy, T, Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 53-56.

Cardinal, D.G.
1987:	Underground geological mapping and sampling and surface diamond drilling; assessment report on the Harlin-Bonanza Claim Group. Unpublished report for Harlin Resources Ltd.

Calon, T.J., Malpas, J.G. and Macdonald, R.
1990:	The anatomy of the Shulaps Ophiolite. Geological Fieldwork 1989, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1990-1, p. 375-386.

Coleman, M.E.
1990:	Eocene dextral strike-slip and extensional faulting in the Bridge River Terrane, southwest British Columbia. Unpublished M.Sc. thesis, Carleton University, Ottawa, Ontario, 87 p.

Journeay, J.M.
1993:
Tectonic assemblages of the Eastern Coast Belt, south-western British Columbia: Implications for the history and mechanisms of terrane accretion.. Tectonics, Vol. 12, No. 3, p. 756-775. Current Research, Part A; Geological Survey of Canada, Paper 931A, p. 221-233.

Journeay, J.M. and Friedman, R.M.
1993:	The Coast Belt Thrust System: evidence of Late Cretaceous shortening in the Coast Belt of SW British Columbia. Tectonics, Vol. 12, No. 3, p. 756-775.

Journeay, J.M. and Mahoney, J.B.
1994:	Cayoosh Assemblage: regional correlations and implications for terrane linkages in the southern Coast Belt, British Columbia. Current Research 1994-A; Geological Survey of Canada, p. 165-175.

Journeay, J.M. and Monger, J.W.H.
1994:	Geology and crustal structure of the southern coast and Intermontane Belts, southern Canadian Cordillera, British Columbia, Geological Survey of Canada, Open File ????, scale 1:500 000.

Journeay, J.M., Sanders, C., Van-Konijnenburg, J.H. and Jasma, M.
1992:	Fault systems of the eastern Coast Belt, southwest British Columbia. Current Research, Part A; Geological Survey of Canada, Paper 92-1A, p. 225-235.

Kuran, D.L. and McLeod, R.J.
1997a:	Geological and activities report, 1996 program, Ample/Goldmax property, Lillooet Mining Division. Unpublished report by Homestake Canada Inc.

Kuran, D.L. and McLeod, R.J.
1997b:	Assessment report on geology and diamond drilling, 1997 program, Ample/Goldmax property, Lillooet Mining Division. Unpublished report by Homestake Canada Inc.

Lefebure, D.V. and Church, B. N.
1996:
Polymetallic Veins Ag-Pb-Zn+/-Au. in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hõy, T, Editors, British Columbia Ministry of Energy of Employment and Investment, Open File1996-13, pages 67-70.

Leitch, C.H.B.
1990:	Bralorne: a mesothermal, shield-type vein gold deposit of Cretaceous age in southwestern British Columbia. CIM Bulletin, Vol. 83, No. 941, September, 1990, p. 53-80.

Lewis, P.D.
1996:	Structural geology of the Ample/Goldmax Property, Lillooet, British Columbia, reconnaissance examination. Unpublished report for Homestake Canada Inc.

Malahoff, B.
1998: Report on four mineral showings for Gold-Ore Resources Ltd. Unpublished report.

Pickett; J.W.
1998a:  Report on the Ample/Goldmax Property. Unpublished report for Gold-Ore Resources Ltd.

Pickett; J.W.
1998b:	Geological, geochemical and prospecting report on the Goldmax #15 claim block, Ample/Goldmax Property. Unpublished report for Gold-Ore Resources Ltd.

Pickett; J.W.
1998c:	Geological, geochemical and prospecting report on the Goldmax #16 claim block, Ample/Goldmax Property. Unpublished report for Gold-Ore Resources Ltd.

Pickett; J.W.
1999:	Report on the 1998 and 1999 mineral exploration programs - geology, soil geochemistry, prospecting and diamond drilling, Ample/Goldmax Property. Unpublished report for Gold-Ore Resources Ltd.

Scott, T.C.
1995:	Assessment report on geological, geochemical and geophysical work on the Ample/Goldmax property. Unpublished report by Pamicon Development Limited for Homestake Canada Inc.

18.0 CERTIFICATE OF AUTHOR

J. Wayne Pickett, M.Sc., P.Geo.
8256 McIntyre Street
Mission, BC
V2V 6T3
Telephone: 604 820 4011
Fax: 604 820 4063
Email: wpickett@shaw.ca

I, J. Wayne Pickett, M.Sc., P.Geo. do hereby certify that:

1.	I am a consulting geologist with a business office at: 8256 McIntyre Street, Mission, BC, Canada V2V 6T3

2.
I graduated with a Bachelor of Science degree in Geology from Memorial University of Newfoundland in 1974. In addition, I have obtained a Master of Science degree in Earth Sciences (Geology) from Memorial University of Newfoundland in 1989.

3.
I am a Registered Professional Geoscientist in good standing with the Association of Professional Engineers and Geoscientists of the Province of Newfoundland and Labrador, and the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4. I have worked as a geologist for a total of 27 years since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the preparation of sections 1 to 18 and Appendices B and C of the technical report titled “Technical Report on the Aumax Property” and dated November 28, 2002 (the “Technical Report”) relating to the Aumax property. Appendix A of the report was compiled by the author from information supplied by Eco-Tech Laboratories Ltd. of Kamloops, B.C. I visited the Aumax property on August 8, 1999 for one day; in addition I worked on the property for 14 days between October 4 and October 21, 1999.

7.
I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement is as a consulting geologist supervising and working on an exploration program on the property for Gold-Ore Resources Ltd., Suite 1045-1050 West Pender St., Vancouver, B.C. V6E 3S7 during 1999.

8.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th Day of November, 2002.

__________________________
Signature of Qualified Person

__________________________
Print name of Qualified Person

Appendix A
Analytical Procedures

Eco-Tech Labs of Kamloops, B.C, provided the following summaries of analytical procedures.

GEOCHEMICAL GOLD ANALYSIS
Samples are catalogued and dried. Soils are prepared by sieving through an 80 mesh screen to obtain a minus 80 mesh fraction. Samples unable to produce adequate minus 80 mesh material are screened at a coarser fraction. These samples are flagged with the relevant mesh. Rock samples are 2 stage crushed to minus 10 mesh and a 250 gram subsample is pulverized on a ring mill pulverizer to -140 mesh. The subsample is rolled, homogenized and bagged in a pre-numbered bag. The sample is weighed to 10/15/30 grams and fused along with proper fluxing materials. The bead is digested in aqua regia and analyzed on an atomic absorption instrument. Over-range values for rocks are re-analyzed using gold assay methods. Appropriate reference materials accompany the samples through the process allowing for quality control assessment. Results are entered and printed along with quality control data (repeats and standards). The data is faxed and/or mailed to the client.

GOLD ASSAY
Samples are sorted and dried (if necessary). The samples are crushed through a jaw crusher and cone or rolls crusher to -10 mesh. The sample is split through a Jones riffle until a -250 gram subsample is achieved. The subsample is pulverized in a ring & puck pulverizer to 95% - 140 mesh. The sample is rolled to homogenize. A 1/2 or 1.0 A.T. sample size is fire assayed using appropriate fluxes. The resultant dore bead is parted and then digested with aqua regia and then analyzed on a Perkin Elmer AA instrument. Appropriate standards and repeat sample (Quality Control components) accompany the samples on the data sheet.

METALLIC GOLD ASSAY
Samples are catalogued and dried. Rock samples are two stage crushed to minus 10 mesh, then split to achieve a 250 gram (approximate) sub sample. The sample is pulverized to 95% - 140 mesh. The sample is weighed, then rolled and homogenized and screened at 140 mesh. The -140 mesh fraction is homogenized and 2 samples are fire assayed for Au. The +140 mesh material is assayed entirely. The resultant fire assay bead is digested with acid and after parting is analyzed on a Perkin Elmer atomic absorption machine using air-acetylene flame to .03 grams/t detection limit. The entire set of samples is redone if the quality control standard is outside 2 standard deviations or if the blank is greater than .015 g/t. The values are calculated back to the original sample weight providing a net gold value as well as 2 -140 values and a single +140 mesh value. Results are collated by computer and are printed along with accompanying quality control data (repeats and standards). Results are printed on a laser printer and are faxed and/ or mailed to the client.

MULTI ELEMENT ICP ANALYSIS
Samples are catalogued and dried. Soil samples are screened to obtain a -80 mesh sample. Samples unable to produce adequate -80 mesh material are screened at a coarser fraction. These samples are flagged with the relevant mesh. Rock samples are 2 stage crushed to minus 10 mesh and pulverized on a ring mill pulverizer to minus 140 mesh, rolled and homogenized.
A 0.5 gram sample is digested with aqua regia which contains beryllium which acts as an internal standard. The sample is analyzed on a Jarrell Ash ICP unit.
Results are collated by computer and are printed along with accompanying quality control data (repeats and standards). Results are printed on a laser printer and are faxed and/or mailed to the client.

Appendix B
Analyses

CERTIFICATE OF ANALYSIS AK 99- 200

GOLD-ORE RESOURCES LTD. 08-Jul-99
1540-750 WEST PENDER STREET
VANCOUVER, BC
V6C 2T8

ATTENTION: WAYNE PICKETT/ALVIN JACKSON

No. of samples received: 5
Sample type: Soil
PROJECT #: None Given
SHIPMENT #: None Given
Samples submitted by: W. Pickett

ET#.	Tag #	Au (ppb)	Ag (ppm)
1	155609	10	1.1
2	155610	100	3.4
3	155611	20	0.3
4	155612	240	6.3
5	155613	120	3.5

QC DATA:

Repeat:

1	155609	20	1.2

Standard:

GEO'99	115	1.2

ECO-TECH LABORATORIES LTD.
Frank J. Pezzotti, A.Sc.T.
XLS/99  B.C. Certified Assayer

XLS/99	ECO-TECH LABORATORIES LTD. Frank J. Pezzotti, A. Sc. T. B.C. Certified Assayer

09-Jul-99
ECO-TECH LABORATORIES LTD.								ICP CERTIFICATE OF ANALYSIS AK 99-200													GOLD-ORE RESOURES LTD. 1540-750 WEST PENDER STREET VANCOUVER, BC V6C 2T8

Phone: 250-573-5700																					No. of samples received: 5
Fax: 250-573-4557																					Sample type: Soil
																					PROJECT #: None Given
																					SHIPMENT #: None Given
																					Samples submitted by: W. Pickett
Values in ppm unless otherwise reported

Et#.	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
1	155609	10	1.6	3.03	460	200	<5	0.36	<1	29	51	56	5.02	<10	0.66	655	<1	<0.01	82	1310	20	<5	<20	17	0.07	10	67	<10	<1	143
2	155610	100	3.6	2.18	2040	150	15	0.37	1	53	70	156	8.87	<10	0.40	537	14	<0.01	170	1200	24	20	<20	14	<0.01	<10	58	<10	<1	268
3	155611	20	0.6	3.71	360	190	10	0.36	<1	30	69	74	5.54	<10	0.94	534	2	<0.01	92	920	14	<5	<20	17	0.10	<10	81	<10	3	158
4	155612	240	6.8	1.54	3035	115	<5	0.30	<1	50	50	217	8.34	<10	0.39	693	10	<0.01	149	660	46	10	<20	7	<0.01	<10	53	<10	<1	184
5	155613	120	3.8	1.64	1365	150	10	0.41	<1	36	46	124	7.54	<10	0.37	887	8	<0.01	117	620	12	<5	<20	17	<0.01	<10	47	<10	24	121

QC DATA:

Repeat:

1	155609	20	1.4	3.17	430	200	5	0.36	<1	29	51	59	5.05	<10	0.69	669	2	0.01	83	1320	18	<5	<20	16	0.07	<10	69	<10	<1	139

Standard:

GEO'99	115	1.2	1.77	65	145	5	1.82	<1	20	64	84	3.85	<10	0.97	667	<1	0.02	24	670	18	5	<20	54	0.10	<10	71	<10	10	65

df/200 XLS/99	ECO-TECH LABORATORIES LTD. Frank J. Pezzotti, A. Sc. T. B.C. Certified Assayer

CERTIFICATE OF ASSAY AK 99-215

GOLD-ORE RESOURCES LTD.  08-Jul-99
1540-750 WEST PENDER STREET
VANCOUVER, BC
V6C 2T8

ATTENTION: WAYNE PICKETT/ALVIN JACKSON

No. of samples received: 5
Sample type: Rock
PROJECT #: None Given
SHIPMENT #: None Given
Samples submitted by: W. Pickett

ET #	Tag #	Au (g/t)	Au (oz/t)	Ag (g/t)	Ag (oz/t)
1	155614	1.13	0.033	218.4	6.37
2	155615	2.99	0.087	206.8	6.03

QC DATA:
Repeat:

1	155614	-	-	210.0	6.12

XLS/99	ECO-TECH LABORATORIES LTD. Frank J. Pezzotti, A.Sc.T. B.C. Certified Assayer

09-Jul-99
ECO-TECH LABORATORIES LTD. 10041 East Trans Canada Highway Kamloops, B.C. V2C 6T4								ICP CERTIFICATE OF ANALYSIS AK 99-215													GOLD-ORE RESOURES LTD. 1540-750 WEST PENDER STREET VANCOUVER, BC V6C 2T8

																					ATTENTION: WAYNE PICKETT/ALVIN JACKSON

Phone: 250-573-5700								1.13													No. of samples received: 5
Fax: 250-573-4557								2.99													Sample type: Rock
																					PROJECT #: None Given
																					SHIPMENT #: None Given
																					Samples submitted by: W. Pickett
Values in ppm unless otherwise reported

Et#.	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
1	155614	1130	218.4	0.07	665	15	<5	0.21	<1	5	195	506	0.95	<10	<0.01	192	5	<0.01	16	<10	180	230	<20	3	<0.01	<10	2	<10	<1	105
2	155615	2990	206.8	0.02	640	<5	<5	0.02	13	3	257	3109	0.79	<10	<0.01	79	<1	<0.01	13	<10	6638	6260	<20	<1	<0.01	<10	1	<10	<1	335
3	155616	160	15.2	0.21	5855	45	5	4.72	<1	38	108	80	5.46	<10	0.07	2177	4	<0.01	58	2760	18	20	<20	76	0.10	<10	10	<10	30	88
4	155617	20	2.2	0.04	260	20	<5	0.37	<1	4	132	6	0.87	<10	<0.01	810	<1	<0.01	10	60	4	<5	<20	<1	<0.01	<10	2	<10	<1	16
5	155618	315	10.2	0.18	3780	45	<5	3.86	<1	17	142	49	3.35	<10	0.50	1942	3	<0.01	33	1880	2	10	<20	165	<0.01	<10	8	<10	25	43

QC DATA:

GEO'99	115	1.6	1.77	90	155	<5	1.62	<1	19	59	91	3.68	<10	0.93	692	<1	0.02	24	760	22	5	<20	60	0.11	<10	75	<10	22	71

df/215 XLS/99	ECO-TECH LABORATORIES LTD. Frank J. Pezzotti, A. Sc. T. BC Certified Assayer

CERTIFICATE OF ASSAY AK 99-362

GOLD-ORE RESOURCES LTD.  19-Aug-99
1540-750 WEST PENDER STREET
VANCOUVER, BC
V6C 2T8

ATTENTION: WAYNE PICKETT

No. of samples received: 8
Sample type: Rock
PROJECT #: AUMAX
SHIPMENT #: 1
Samples submitted by: W. Pickett

ET #	Tag #	Au (g/t)	Au (oz/t)	Ag (g/t)	Ag (oz/t)
8	AR99+208	2.45	0.071	2700.0	78.740

QC DATA:
Repeat:

8	AR99+208	-	-	2710.0	79.032

XLS/99	ECO-TECH LABORATORIES LTD. Frank J. Pezzotti, A.Sc.T. B.C. Certified Assayer

17-Aug-99
ECO-TECH LABORATORIES LTD. 10041 East Trans Canada Highway Kamloops, B.C. V2C 6T4								ICP CERTIFICATE OF ANALYSIS AK 99-362													GOLD-ORE RESOURES LTD. 1540-750 WEST PENDER STREET VANCOUVER, BC V6C 2T8

																					ATTENTION: WAYNE PICKETT

Phone: 250-573-5700																					No. of samples received: 8
Fax: 250-573-4557																					Sample type: Rock
																					PROJECT #: AUMAX
																					SHIPMENT #: 1
																					Samples submitted by: W. Pickett
Values in ppm unless otherwise reported

Et#.	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
1	AR99+201	30	<0.2	0.10	805	25	<5	1.97	4	7	165	6	1.34	<10	0.09	325	5	<0.01	16	840	<2	<5	<20	52	<0.01	<10	3	<10	9	18
2	AR99+202	220	1.2	0.16	1490	40	<5	3.96	6	10	126	27	3.68	<10	0.32	822	3	<0.01	20	990	<2	<5	<20	81	<0.01	<10	5	<10	11	42
3	AR99+203	35	0.6	0.05	120	10	<5	0.15	1	3	170	24	0.95	<10	0.04	136	1	<0.01	14	80	<2	<5	<20	3	<0.01	<10	2	<10	<1	8
4	AR99+204	25	0.4	0.04	200	10	<5	0.02	<1	2	185	8	0.74	<10	<0.01	151	<1	<0.01	10	30	<2	<5	<20	<1	<0.01	<10	2	<10	<1	3
5	AR99+205	115	0.8	0.04	2155	45	<5	0.13	8	5	146	4	1.43	<10	<0.01	429	1	<0.01	9	120	<2	<5	<20	<1	<0.01	<10	3	<10	3	5
6	AR99+206	90	1.6	0.04	395	15	<5	0.09	2	5	191	6	1.33	<10	<0.01	596	2	<0.01	13	160	4	<5	<20	1	<0.01	<10	2	<10	<1	13
7	AR99+207	20	0.4	0.01	20	<5	<5	<0.01	<1	1	213	8	0.59	<10	<0.01	87	<1	<0.01	7	10	<2	<5	<20	<1	<0.01	<10	2	<10	<1	<1
8	AR99+208	>1000	>30	0.03	575	10	<5	0.02	13	1	173	3999	0.80	<10	<0.01	89	5	<0.01	7	<10	2808	3785	<20	2	<0.01	<10	<1	<10	<1	291

QC DATA:

Repeat:
1	AR99+201	35	0.4	0.09	815	20	<5	1.96	4	6	164	8	1.32	<10	0.09	318	5	<0.01	17	850	<2	<5	<20	47	<0.01	<10	3	<10	10	18

Resplit:
1	AR99+201	35	0.4	0.10	825	15	<5	1.97	3	6	167	6	1.36	<10	0.09	329	5	<0.01	17	900	<2	<5	<20	46	<0.01	<10	4	<10	8	18

Standard:
GEO'99	125	1.4	1.75	65	155	<5	1.82	<1	19	66	86	3.81	<10	0.92	648	<1	0.02	22	670	20	10	<20	52	0.08	<10	76	<10	8	65

df/348 XLS/99 cc: Gary Polischuk	ECO-TECH LABORATORIES LTD. Frank J. Pezzotti, A. Sc. T. BC Certified Assayer

Eco-Tech Laboratories Ltd.	Assaying Geochemistry Analytical Chemistry Environmental Testing 10041 E. Trans Canada Hwy., R.R. #2, Kamloops, B.C. V2C 6T4 Phone (250) 573-5700 Fax (250) 573-1557 email: ecotech@mail.wkpowerlink.com

CERTIFICATE OF ASSAY AK 99-363

GOLD-ORE RESOURCES LTD.
1540-750 WEST PENDER STREET
VANCOUVER, BC
V6C 2T8

ATTENTION: WAYNE PICKETT

No. of samples received: 7
Sample type: Soil
PROJECT#: AUMAX
SHIPMENT #: 1
Samples submitted by: W. Pickett

ET#	Tag#	Au (g/t)	Au (oz/t)	Ag (g/t)	Ag (oz/t)	As (%)
2	A99+102	1.79	0.052	27.6	0.81	2.22
3	A99+103	4.30	0.125	-	-	2.55
4	A99+104	2.95	0.086	30.9	0.90	2.74

QC/DATA:

Standard:
STD-M	1.35	0.039	-	-	-
Mp-1A		-	69.6	2.03	0.87

_______________________________
ECO-TECH LABORATORIES LTD.
Per: Frank J. Pezzotti, A. Sc. T.
B.C. Certified Assayer
XLS/99

20-Aug-99

ECO-TECH LABORATORIES LTD.  ICP CERTIFICATE OF ANALYSIS AK 99-363  GOLD-ORE RESOURCES LTD. 10041 East Trans Canada Highway   1540-750 WEST PENDER STREET
KAMLOOPS, B.C. VANCOUVER, BC
V2C 6T4 V6C 2T8

Phone: 250-573-5700  ATTENTION: WAYNE PICKETT
Fax : 250-573-4557
No. of samples received: 7
Sample type: Soil
PROJECT #: AUMAX
SHIPMENT #: 1
Samples submitted by: W. Pickett
Values in ppm unless otherwise reported
Et #. Et #.	Tag # Tag #	Au(ppb)	Ag	l %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
1	A99+101	190	4.0	1.25	2135	140	<5	0.38	8	40	21	118	6.29	10	0.28	1958	12	<0.01	89	1080	14	<5	<20	32	0.01	<10	31	<10	27	155
2	A99+102	>1000	>30	0.61	>10000	190	20	0.44	58	187	5	141	>10	20	<0.01	5094	13	<0.01	305	2180	28	<5	<20	53	<0.01	<10	13	<10	70	207
3	A99+103	>1000	15.8	0.14	>10000	145	25	0.82	93	65	4	115	>10	10	<0.01	4845	14	<0.01	131	1700	12	<5	<20	86	<0.01	<10	14	<10	16	162
4	A99+104	>1000	>30	0.27	>10000	185	20	1.31	99	95	<1	176	>10	20	<0.01	6061	15	<0.01	183	4030	16	10	<20	159	<0.01	<10	19	<10	56	328
5	A99+105	760	6.6	0.72	7810	135	<5	0.16	20	69	4	302	>10	<10	<0.01	2757	12	<0.01	72	970	16	<5	<20	18	<0.01	<10	38	<10	<1	144
6	A99+106	205	6.2	1.43	845	120	5	0.12	4	15	21	77	6.33	10	0.20	610	9	<0.01	39	1810	12	<5	<20	16	<0.01	<10	27	<10	1	123
7	A99+107	250	2.0	2.47	1645	155	<5	0.17	6	46	44	134	7.86	20	0.84	1861	9	<0.01	92	1790	12	<5	<20	17	0.02	<10	65	<10	28	154

QC DATA:

Repeat:
1	A99+101	-	3.8	1.27	2090	140	5	0.37	10	40	20	121	6.25	10	0.29	1950	13	<0.01	88	1070	14	<5	<20	29	<0.01	<10	31	<10	25	152
2	A99+102	>1000	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Standard:
GEO'99	115	1.6	1.74	80	160	10	1.88	3	20	64	87	3.87	<10	0.96	648	<1	0.02	22	700	24	10	<20	57	0.08	<10	78	<10	8	66

ECO-TECH LABORATORIES LTD.
df/344	Frank J. Pezzotti, A.Sc.T.
XLS/99	B.C. Certified Assayer

14-Oct-99
ECO-TECH LABORATORIES LTD.											ICP CERTIFICATE OF ANALYSIS AK 99-564												GOLD-ORE RESOURCES LTD.
10041 East Trans Canada Highway																							999 W. HASTINGS STREET
KAMLOOPS, B.C.																							VANCOUVER, BC
V2C 6T4																							V6C 2W2
Phone: 250-573-5700																							ATTENTION: WAYNE PICKETT
Fax	: 250-573-4557
																							No. of samples received: 93
																							Sample type: Soil
																							PROJECT #: None Given
																							SHIPMENT #: None Given
Values in ppm unless otherwise reported																							Samples submitted by: W. Pickett
Et #.	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe%	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
1	BL0+00	10	<0.2	1.62	25	180	<5	0.33	<1	20	27	53	3.32	<10	0.49	1319	2	0.02	26	2060	8	<5	<20	27	0.06	<10	52	<10	18	146
2	L0+00 0+50E	10	0.6	1.49	500	200	<5	0.45	<1	30	27	121	5.19	10	0.34	1682	7	0.01	59	1610	6	<5	<20	47	0.02	<10	48	<10	17	151
3	L0+00 1+00E	10	0.4	2.37	305	150	<5	0.45	<1	27	45	87	5.14	<10	0.77	1074	5	0.01	62	1580	<2	<5	<20	30	0.06	<10	61	<10	8	123
4	L0+00 1+50E	10	0.8	3.11	280	165	5	0.25	<1	20	44	56	4.51	<10	0.55	429	4	0.01	45	2810	<2	<5	<20	13	0.04	<10	74	<10	<1	168
5	L0+00 2+00E	15	1.4	2.32	120	135	10	0.14	<1	16	37	30	3.89	<10	0.43	399	4	0.01	28	1720	2	<5	<20	13	0.03	<10	74	<10	<1	120
6	L0+00 2+50E	30	<0.2	2.15	195	165	<5	0.26	<1	26	35	136	6.23	<10	0.65	531	8	< 0.01	78	960	<2	<5	<20	20	0.04	<10	64	<10	19	192
7	L0+00 0+50W	5	2.4	2.15	25	165	<5	0.43	1	16	27	33	3.27	20	0.46	964	3	0.02	21	2090	10	<5	<20	36	0.04	<10	59	<10	43	149
8	L0+00 1+00W	<5	<0.2	2.61	35	150	<5	0.27	<1	22	35	92	5.73	20	0.63	402	9	0.01	56	1290	2	10	<20	24	0.01	<10	81	<10	<1	179
9	L0+00 1+50W	5	<0.2	2.27	45	140	<5	0.23	1	21	23	104	5.29	<10	0.34	546	7	0.01	54	830	2	<5	<20	16	0.02	<10	51	<10	<1	174
10	L0+00 2+00W	5	<0.2	4.14	45	195	5	0.47	1	31	47	65	4.65	10	0.82	1568	1	0.02	67	5560	4	<5	<20	33	0.12	<10	67	<10	30	345
11	L0+00 2+50W	5	<0.2	2.46	100	140	5	0.15	<1	16	55	39	4.63	<10	0.52	850	6	< 0.01	37	2040	<2	5	<20	10	0.02	<10	76	<10	<1	125
12	L0+50N 0+25E	15	0.4	1.85	190	155	<5	0.23	<1	20	29	84	4.47	<10	0.50	791	10	< 0.01	47	660	4	<5	<20	14	0.03	<10	57	<10	4	149
13	L0+50N 0+50E	15	<0.2	2.42	245	110	<5	0.30	<1	29	48	106	5.90	<10	1.01	535	6	0.01	60	460	<2	<5	<20	16	0.05	<10	87	<10	<1	118
14	L0+50N 1+00E	10	<0.2	1.89	115	150	<5	0.60	<1	26	31	110	4.81	20	0.71	1228	7	0.01	60	620	8	<5	<20	28	0.05	<10	47	<10	51	141
15	L0+50N 1+50E	15	<0.2	1.86	335	140	<5	0.24	<1	23	28	90	5.52	<10	0.39	487	8	< 0.01	56	1110	4	<5	<20	16	0.01	<10	55	<10	<1	131
16	L0+50N 2+00E	15	<0.2	2.57	130	135	10	0.18	<1	21	56	45	4.38	<10	0.69	382	3	0.01	44	750	<2	<5	<20	13	0.07	<10	83	<10	<1	107
17	L0+50N 2+50E	15	<0.2	3.50	85	160	10	0.20	<1	20	54	53	5.20	<10	0.67	373	3	0.01	47	790	<2	<5	<20	17	0.10	<10	75	<10	<1	96
18	L0+50N 0+50W	10	<0.2	2.05	100	150	<5	0.16	<1	15	28	69	3.69	<10	0.50	475	7	0.01	33	1070	4	<5	<20	12	0.02	<10	64	<10	2	130
19	L0+50N 1+00W	5	<0.2	2.61	35	150	5	0.47	<1	21	36	35	3.57	<10	0.57	584	2	0.02	36	1470	<2	<5	<20	25	0.10	<10	72	<10	6	163
20	L0+50N 1+50W	30	0.4	3.59	540	180	5	0.38	<1	23	34	82	4.95	<10	0.85	440	5	0.02	56	1390	8	<5	<20	27	0.05	<10	82	<10	11	162

GOLD-ORE RESOURCES LTD.  ICP CERTIFICATE OF ANALYSIS AK 99-564  ECO-TECH LABORATORIES LTD.

Et#	Tag #	Au (ppb)	Ag	Al%	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Z
21	L0+50N 2+00W	30	<0.2	2.54	160	110	5	0.24	<1	27	47	120	5.79	<10	1.21	641	5	0.01	65	590	<2	<5	<20	17	0.09	<10	72	<10	17	122
22	L0+50N 2+50W	15	<0.2	2.92	90	130	5	0.34	<1	29	61	142	5.78	<10	1.37	567	3	0.02	76	300	<2	<5	<20	19	0.12	<10	78	<10	12	99
23	BL 1+00N	15	0.4	2.88	70	235	<5	0.13	<1	18	31	74	4.66	<10	0.43	297	5	0.01	50	3730	<2	<5	<20	12	0.02	<10	59	<10	<1	133
24	L1+00N 0+50E	25	<0.2	3.02	45	150	<5	0.47	<1	22	36	71	4.08	10	0.73	604	3	0.02	60	1490	6	<5	<20	23	0.08	<10	58	<10	49	128
25	L1+00N 1+00E	15	<0.2	3.31	65	165	<5	0.39	<1	29	47	71	4.77	10	0.80	867	3	0.02	64	1240	4	<5	<20	26	0.07	<10	81	<10	21	129
26	L1+00N 1+50E	10	<0.2	4.16	55	125	<5	0.15	<1	38	70	143	7.92	10	1.92	1028	8	<0.01	80	1220	<2	<5	<20	12	0.01	<10	147	<10	<1	129
27	L1+00N 2+00E	15	<0.2	2.98	65	130	<5	0.21	<1	17	52	31	4.35	<10	0.53	442	2	0.01	28	2470	2	<5	<20	15	0.09	<10	88	<10	<1	141
28	L1+00N 2+50E	25	<0.2	2.78	170	130	10	0.30	<1	25	58	49	4.68	<10	0.79	424	1	0.01	47	790	<2	<5	<20	16	0.13	<10	92	<10	<1	89
29	L1+00N 0+50W	80	0.2	3.20	50	165	<5	0.21	1	34	49	108	5.27	10	0.95	1471	4	0.01	62	3310	6	<5	<20	20	0.04	<10	85	<10	4	182
30	L1+00N 1+00W	20	0.8	0.71	220	80	<5	0.15	<1	37	18	193	9.18	10	0.10	565	13	<0.01	81	1150	8	<5	<20	11	<0.01	<10	51	<10	<1	167
31	L1+00N 1+50W	20	0.6	2.26	70	175	<5	0.21	1	26	28	101	5.76	<10	0.47	625	9	0.01	70	1360	4	<5	<20	19	0.02	<10	55	<10	<1	176
32	L1+00N 2+00W	<5	<0.2	2.16	35	155	<5	0.40	<1	20	39	28	3.23	<10	0.64	904	1	0.01	38	1410	4	<5	<20	30	0.10	<10	65	<10	7	125
33	L1+00N 2+50W	55	<0.2	2.55	70	145	5	0.26	<1	25	45	107	5.30	20	0.95	734	3	0.01	60	1440	6	<5	<20	20	0.08	<10	74	<10	11	158
34	BL 1+50N	5	<0.2	0.90	<5	135	<5	0.25	<1	11	18	21	2.02	<10	0.23	990	1	0.01	13	860	4	<5	<20	20	0.06	<10	46	<10	9	79
35	L1+50N 0+50E	10	<0.2	2.10	35	205	5	0.40	<1	29	34	113	6.11	<10	0.66	1174	8	<0.01	64	1070	<2	<5	<20	33	0.01	<10	70	<10	6	141
36	L1+50N 0+75E	110	<0.2	3.16	35	265	5	0.54	1	27	47	85	5.47	10	0.87	1451	6	0.01	67	1760	<2	<5	<20	38	0.03	<10	83	<10	4	138
37	L1+50N 1+00E	5	<0.2	2.13	35	215	<5	0.34	<1	31	34	134	6.60	20	0.65	1085	9	<0.01	70	1440	4	<5	<20	23	<0.01	<10	68	<10	21	143
38	L1+50N 1+50E	25	0.6	1.97	125	165	5	0.24	<1	22	37	63	5.56	10	0.47	704	6	<0.01	47	1330	4	<5	<20	16	0.02	<10	64	<10	<1	112
39	L1+50N 2+00E	110	<0.2	2.36	255	185	<5	0.39	<1	24	52	66	4.80	<10	0.73	571	3	<0.01	48	1080	<2	<5	<20	21	0.07	<10	81	<10	4	100
40	L1+50N 2+50E	15	<0.2	2.51	200	250	<5	0.55	<1	29	63	57	5.16	<10	0.95	1279	4	0.01	48	890	4	<5	<20	29	0.08	<10	97	<10	<1	105
41	L1+50N 0+25W	<5	0.6	0.76	<5	160	<5	0.18	1	37	30	171	8.82	40	0.17	2289	11	<0.01	77	790	6	<5	<20	15	<0.01	<10	63	<10	201	131
42	L1+50N 0+50W	15	<0.2	3.24	70	180	5	0.24	<1	33	58	102	6.69	<10	1.40	1251	7	<0.01	69	1170	2	<5	<20	20	0.02	<10	114	<10	<1	123
43	L1+50N 0+75W	30	<0.2	2.50	245	135	<5	0.37	<1	29	41	132	6.29	10	1.01	710	9	<0.01	65	810	8	<5	<20	24	0.02	<10	76	<10	10	142
44	L1+50N 1+00W	30	<0.2	2.10	175	110	<5	0.22	<1	27	37	149	5.95	10	0.93	732	8	0.01	65	430	6	<5	<20	16	0.03	<10	63	<10	19	137
45	L1+50N 1+50W	10	<0.2	3.12	95	160	5	0.36	<1	16	33	37	3.72	<10	0.50	527	2	0.02	39	3230	4	<5	<20	21	0.07	<10	58	<10	4	109
46	L1+50N 2+00W	5	<0.2	2.91	55	140	10	0.37	<1	23	41	48	4.41	<10	0.76	756	3	0.02	54	1210	4	<5	<20	20	0.08	<10	69	<10	7	124
47	L1+50N 2+50W	10	<0.2	3.42	50	165	15	1.23	<1	22	44	36	4.20	10	1.05	407	1	0.03	38	1010	<2	<5	<20	76	0.10	<10	62	<10	34	103
48	BL 1+75N	15	<0.2	2.42	105	150	<5	0.16	1	26	41	119	5.91	10	1.05	718	8	<0.01	64	690	6	<5	<20	14	0.04	<10	68	<10	10	144
49	L1+75N 0+50W	<5	0.4	1.22	45	150	<5	0.22	<1	31	21	127	6.51	10	0.26	711	10	<0.01	77	990	6	<5	<20	13	<0.01	<10	50	<10	<1	152
50	L1+75N 0+75W	20	<0.2	1.98	210	160	<5	0.13	<1	25	35	131	5.75	10	0.71	663	8	<0.01	65	510	6	<5	<20	14	0.01	<10	62	<10	11	134
51	L1+75N 1+00W	<5	<0.2	1.85	100	145	<5	0.36	1	28	27	345	6.65	20	0.46	1526	7	<0.01	82	1610	16	<5	<20	20	0.01	<10	54	<10	18	156
52	BL 2+00N	5	<0.2	2.09	65	150	5	0.38	<1	32	37	118	6.11	20	0.81	1060	8	<0.01	65	1990	4	<5	<20	30	0.01	<10	67	<10	8	150
53	L2+00N 0+25W	25	<0.2	2.39	185	135	10	0.17	<1	30	37	142	6.57	20	0.93	694	9	<0.01	72	710	6	<5	<20	18	0.01	<10	68	<10	9	155
54	L2+00N 0+50W	5	0.6	2.21	80	175	<5	0.35	<1	32	32	143	7.99	20	0.60	848	12	<0.01	75	770	8	<5	<20	19	<0.01	<10	57	<10	26	156
55	L2+00N 0+75W	65	0.6	1.40	255	115	5	0.39	<1	32	22	146	7.20	20	0.25	633	12	<0.01	77	640	6	<5	<20	23	<0.01	<10	45	<10	21	163

GOLD-ORE RESOURCES LTD. ICP CERTIFICATE OF ANALYSIS AK 99-564        ECO-TECH LABORATORIES LTD.

Et#	Tag #	Au (ppb)	Ag	Al%	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Z
56	L2+00N 1+00W	5	<0.02	1.76	50	195	<5	0.32	1	26	32	89	5.05	20	0.45	962	8	0.01	61	960	8	<5	<20	25	0.02	<10	64	<10	5	167
57	L2+00N 1+50W	5	<0.2	2.51	65	155	10	0.52	1	21	33	42	3.76	10	0.44	1256	2	0.02	42	1110	8	<5	<20	28	0.08	<10	60	<10	20	127
58	L2+00N 2+00W	15	<0.2	2.91	165	120	5	0.35	<1	33	55	114	6.95	10	1.49	760	5	0.01	77	1260	<2	<5	<20	19	0.12	<10	97	<10	8	131
59	L2+00N 2+50W	<5	<0.2	3.35	30	140	10	0.51	<1	36	77	78	6.16	<10	1.94	859	<1	0.01	81	1570	2	<5	<20	31	0.25	<10	103	<10	16	139
60	BL2+ 25N	25	<0.2	2.11	220	130	<5	0.21	<1	32	50	141	6.35	10	0.98	688	7	<0.01	78	910	4	<5	<20	18	0.03	<10	72	<10	3	143
61	L2+ 25N 0+25W	10	<0.2	2.56	150	170	5	0.29	<1	31	52	110	5.64	<10	0.87	791	6	0.01	77	1620	<2	<5	<20	19	0.04	<10	75	<10	<1	156
62	L2+25N 0+50W	20	<0.2	2.55	160	155	5	0.23	<1	29	43	123	6.20	10	1.08	557	8	0.01	66	670	2	<5	<20	17	0.05	<10	81	<10	9	139
63	L2+25N 0+75W	35	<0.2	2.08	190	125	<5	0.20	<1	32	47	145	6.45	10	0.93	684	8	<0.01	79	550	4	<5	<20	13	0.02	<10	74	<10	5	142
64	L2+25N 1+00W	10	<0.2	2.75	50	215	5	0.33	<1	21	39	64	4.24	10	0.58	568	4	0.01	63	1380	4	<5	<20	20	0.05	<10	61	<10	8	126
65	BL2+ 50N	20	0.2	2.23	310	135	5	0.26	<1	34	59	122	6.33	<10	1.01	696	7	<0.01	81	420	6	<5	<20	16	0.04	<10	80	<10	3	132
66	L2+50N 0+25W	40	1.0	2.38	405	165	5	0.31	<1	35	58	129	6.20	<10	1.05	671	6	<0.01	87	770	4	<5	<20	24	0.05	<10	77	<10	<1	131
67	L2+50N 0+50W	20	<0.2	2.17	190	130	<5	0.21	<1	33	48	153	6.58	10	0.98	695	8	<0.01	79	550	2	<5	<20	17	0.02	<10	76	<10	5	144
68	L2+50N 0+75W	10	<0.2	2.98	235	170	<5	.028	<1	35	67	112	5.88	<10	1.13	631	4	<0.01	79	680	<2	<5	<20	17	0.08	<10	89	<10	<1	144
69	L2+50N 1+00W	15	<0.2	3.06	140	160	<5	0.31	<1	32	65	103	5.72	<10	1.00	605	5	0.01	77	1030	2	<5	<20	21	0.05	<10	87	<10	<1	116
70	L+50N 1+50W	10	<0.2	1.61	145	115	<5	0.21	<1	31	41	146	6.10	10	0.65	589	8	<0.01	78	480	4	<5	<20	15	0.03	<10	63	<10	6	146
71	L2+50N 2+00W	10	<0.2	2.41	95	130	<5	0.25	1	25	44	97	5.36	10	1.01	523	5	0.01	62	1340	<2	<5	<20	21	0.06	<10	70	<10	6	120
72	L2+50N 2+50W	*	<0.2	2.36	105	125	<5	0.25	<1	25	44	94	5.30	10	1.00	514	4	0.01	61	1310	4	<5	<20	18	0.06	<10	69	<10	7	119
73	BL2 +75N	*	<0.2	2.38	155	120	10	0.30	<1	25	46	89	5.18	<10	1.13	538	3	0.01	60	1090	<2	<5	<20	19	0.11	<10	70	<10	11	106
74	L2+75N 0+25W	10	28.6	1.80	2650	145	<5	0.38	<1	52	46	250	7.73	<10	0.57	661	8	<0.01	163	500	46	50	<20	29	<0.01	<10	48	<10	6	196
75	L2+75N 0+50W	25	0.2	2.28	205	155	<5	0.28	<1	28	52	80	5.05	<10	0.91	508	4	<0.01	64	480	4	<5	<20	17	0.06	<10	74	<10	<1	121
76	L2+75N 0+75W	20	4.2	2.68	310	155	5	0.29	<1	29	60	85	5.47	<10	1.03	585	6	<0.01	72	340	<2	<5	<20	18	0.02	<10	90	<10	<1	93
77	L2+75N 1+00W	25	1.0	3.15	375	165	<5	0.37	<1	40	79	143	6.20	<10	1.17	839	5	<0.01	92	690	4	10	<20	20	0.06	<10	86	<10	<1	119
78	BL 3+ 00N	35	6.0	2.65	900	140	5	0.28	<1	43	52	140	6.93	10	0.68	571	8	<0.01	105	720	24	10	<20	19	0.02	<10	77	<10	<1	142
79	L3+00N 0+25W	35	1.0	3.31	400	150	<5	0.40	<1	48	138	154	8.12	<10	1.32	674	6	<0.01	136	580	<2	<5	<20	18	0.03	<10	95	<10	<1	115
80	L3+00N 0+50W	25	<0.2	3.23	305	150	5	0.43	<1	43	132	139	6.53	<10	1.51	641	5	<0.01	105	620	<2	<5	<20	19	0.05	<10	103	<10	<1	116
81	L3+00N 0+75W	5	2.2	3.02	540	175	<5	0.34	<1	38	95	96	6.30	<10	1.14	597	4	0.01	96	630	<2	<5	<20	18	0.04	<10	90	<10	<1	106
82	L3+00N 1+00W	15	1.4	2.57	490	135	<5	0.28	<1	32	63	100	5.76	<10	0.95	523	6	0.01	78	460	2	<5	<20	15	0.04	<10	78	<10	<1	112
83	L3+00N 1+50W	<5	<0.2	2.95	65	120	10	0.36	<1	33	69	75	5.81	<10	1.65	647	<1	0.01	74	1180	4	<5	<20	22	0.22	<10	91	<10	19	117
84	L3+00N 2+00W	<5	<0.2	3.07	20	165	10	0.45	<1	27	48	44	4.43	<10	1.23	639	<1	0.02	72	1780	4	<5	<20	31	0.17	<10	73	<10	21	176
85	L3+00N 2+50W	10	0.2	2.60	55	150	10	0.37	<1	24	47	44	4.12	<10	0.80	597	2	0.01	56	2170	4	<5	<20	19	0.09	<10	66	<10	5	132
86	BL 3+ 25N	<5	1.0	2.49	210	135	5	0.25	<1	28	60	59	5.64	<10	0.65	557	6	<0.01	73	580	2	<5	<20	12	0.03	<10	80	<10	<1	110
87	L3+25N 0+25W	<5	1.4	2.90	140	160	5	0.32	<1	30	60	51	4.51	<10	0.63	1131	3	0.02	59	2440	10	<5	<20	16	0.06	<10	76	<10	<1	128
88	L3+25N 0=50W	30	<0.2	3.41	990	130	5	0.27	<1	52	85	122	7.57	<10	1.26	697	8	<0.01	110	990	<2	<5	<20	18	0.03	<10	113	<10	<1	132
89	L3+25N 0+75W	15	1.0	2.59	185	145	5	0.18	<1	26	45	90	5.11	10	0.73	495	5	0.01	58	1250	4	<5	<20	13	0.04	<10	69	<10	4	136
90	L3+25N 1+00W	<5	0.4	55	85	135	<5	0.37	<1	21	44	35	4.04	<10	0.67	468	3	0.01	46	1760	2	<5	<20	20	0.07	<10	67	<10	3	107

GOLD-ORE RESOURCES LTD.									CP CERTIFICATE OF ANALYSIS AK 99-564											ECO-TECH LABORATORIES LTD.

Et #	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
91	BL 3+50N	<5	<0.2	2.12	105	130	10	0.27	<1	25	48	32	3.90	<10	0.65	575	2	0.01	43	1020	4	<5	<20	12	0.07	<10	78	<10	<1	102
92	A99+12	90	<0.2	3.70	485	215	10	0.46	<1	42	85	133	6.34	10	1.56	1191	2	0.02	98	310	4	<5	<20	30	0.16	<10	96	<10	23	164
93	A99+13	160	<0.2	2.37	2715	160	<5	0.53	<1	47	65	184	8.25	10	1.35	1363	18	0.01	128	680	10	<5	<20	43	0.09	<10	77	<10	30	194

QC DATA:

Repeat:

Et #	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
1	BL0 +00	5	<0.2	1.62	25	180	<5	0.33	<1	20	27	53	3.32	<10	0.49	1319	2	0.02	26	2060	8	<5	<20	27	0.06	<10	52	<10	18	146
10	L0+00 2+00W	5	<0.2	4.14	45	195	5	0.47	1	31	47	65	4.65	10	0.82	1568	1	0.02	67	5560	4	<5	<20	33	0.12	<10	67	<10	30	345
19	L0+50N 1+00W	-	<0.2	2.61	35	150	5	0.47	<1	21	36	35	3.57	<10	0.57	584	2	0.2	36	1470	<2	<5	<20	25	0.10	<10	72	<10	6	163
20	L0+50N 1+50W	35	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
32	L1+00N 2+00W	<5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
36	L1+50N 0+75E	-	<0.2	3.16	35	265	5	0.54	1	27	47	85	5.47	10	0.87	1451	6	0.01	67	1760	2	<5	<20	38	0.03	<10	83	<10	4	138
41	L1+50N 0+25W	<5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
45	L1+50N 0+25W	-	<0.2	3.12	95	160	5	0.36	<1	16	33	37	3.72	<1	.50	527	2	0.02	39	3230	4	<5	<20	21	0.7	<10	58	<10	4	109
51	L1+75N 1+00W	<5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
54	L2+00N 0+50W	-	0.6	2.21	80	175	<5	0.35	<1	32	32	143	7.99	20	0.60	848	12	<0.01	75	770	8	<5	<20	19	<0.01	<10	57	<10	26	156
63	L2+25N 0+75W	20	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
71	L2+50N 2+00W	-	<0.2	2.41	95	130	<5	0.25	1	25	44	97	5.36	10	1.01	523	5	0.01	62	1340	2	<5	<20	21	0.06	<10	70	<10	6	120
72	L2+50N 2+50W	*	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
80	L3+00N 0+50W	-	<0.2	3.23	305	150	5	0.43	<1	43	132	139	6.53	<1	1.51	641	5	<0.01	105	620	<2	<5	<20	18	0.05	<10	103	<10	<1	116
82	L3+00N 1+00W	20	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Standard:

GEO’99	125	1.0	1.82	65	150	<5	1.85	<1	18	66	84	3.87	<10	0.94	652	<1	0.02	25	680	18	5	<20	64	0.11	<10	76	<10	8	67
GEO’99	115	1.0	1.68	65	160	5	1.80	<1	17	64	87	3.85	<10	0.96	695	<1	0.02	23	620	18	<5	<20	66	0.10	<10	71	<10	8	68
GEO’99	120	1.2	1.85	70	165	5	1.91	1	21	68	80	4.01	10	1.03	710	1	0.01	22	710	20	5	20	60	0.10	10	81	10	7	74

NOTE: * = Au results still to come

ECO-TECH LABORATORIES LTD. Frank J. Pezzotti, A. Sc. T. B.C. Certified Assayer

df/564
XLS/99

14-Oct-99

ECO-TECH LABORATORIES LTD. 10041 East Trans Canada Highway Kamloops, B.C. V2C 6T4	ICP CERTIFICATE OF ANALYSIS AK 99-567	GOLD-ORE RESOURCES LTD. 1540-750 WEST PENDER STREET VANCOUVER, BC V6C 2T8

Phone: 250-573-5700 Fax: 250-573-4557		ATTENTION: WAYNE PICKETT
No. of samples received: 85 Sample type: Soil PROJECT #: None Given SHIPMENT #: None Given Samples submitted by: W. Pickett
Values in ppm unless otherwise reported

Et #	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
1	L1+75N 0+25E	15	<0.2	1.99	235	185	5	0.24	<1	27	35	86	6.20	10	0.56	761	7	<0.01	64	2000	10	<5	<20	15	<0.01	<10	62	<10	<1	175
2	L1+75N 0+50E	15	0.4	1.92	110	130	<5	0.20	<1	30	34	163	6.81	10	1.11	909	10	<0.01	74	560	10	<5	<20	15	<0.01	<10	62	<10	17	174
3	L1+75N 0+75E	20	2.4	2.36	325	130	5	0.19	<1	29	41	95	6.24	<10	1.11	650	6	<0.01	69	1040	12	5	<20	11	<0.01	<10	75	<10	<1	140
4	L1+75N 1+00E	15	1.6	1.56	320	110	5	0.24	<1	30	42	96	6.11	<10	0.53	629	7	<0.01	74	1480	10	<5	<20	15	<0.01	<10	70	<10	<1	138
5	L2+0N 0+40E	5	<0.2	1.74	60	200	10	0.50	<1	21	35	36	3.73	<10	0.52	1491	4	0.01	32	2130	10	<5	<20	24	0.01	<10	60	<10	7	122
6	L2+00N 0+50E	15	3.2	2.46	330	185	10	0.26	<1	32	49	94	6.33	20	0.99	1176	6	<0.01	73	1200	12	<5	<20	13	<0.01	<10	79	<10	5	140
7	L2+00N 0+75E	25	5.2	2.22	735	160	<5	0.22	<1	32	44	101	6.40	10	0.88	745	7	<0.01	71	900	16	<5	<20	13	<0.01	<10	74	<10	6	144
8	L2+00N 1+00E	<5	<0.2	2.0	145	130	10	0.21	<1	25	40	75	5.60	<10	0.81	651	7	<0.01	51	1030	8	<5	<20	11	<0.01	<10	77	<10	<1	118
9	L2+00N 1+50E	5	<0.2	2.14	135	175	10	0.27	<1	30	38	122	6.21	10	0.63	790	9	<0.01	74	790	12	<5	<20	15	0.01	<10	60	<10	<1	141
10	L2+00N 2+00E	<5	<0.2	2.58	110	145	10	0.24	<1	22	49	48	5.23	<10	0.58	557	5	<0.01	47	1890	12	<5	<20	12	<0.01	<10	71	<10	<1	150
11	L2+00N 2+50E	10	<0.2	2.19	75	200	5	0.28	<1	22	36	68	5.26	<10	0.55	540	6	<0.01	51	1180	10	<5	<20	15	<0.01	<10	65	<10	<1	157
12	L2+25N 0+25E	<5	<0.2	1.76	100	135	1	0.17	<1	22	34	66	5.02	<10	0.71	709	6	<0.01	45	930	10	<5	<20	9	<0.01	<10	62	<10	<1	119
13	L2+25N 0+50E	5	1.2	2.12	155	185	10	0.27	<1	24	42	63	4.83	<10	0.69	1184	5	<0.01	55	1070	10	<5	<20	12	<0.01	<10	61	<10	5	123
14	L2+25N 0+75E	5	0.4	2.78	165	145	5	0.33	<1	32	51	91	6.50	10	0.95	921	7	<0.01	75	1510	12	<5	<20	16	<0.01	<10	82	<10	2	139
15	L2+25N 1+00E	<5	<0.2	2.94	70	175	10	0.18	<1	28	50	76	5.99	10	1.19	755	6	<0.01	59	1300	10	<5	<20	12	<0.01	<10	90	<10	<1	135
16	L2+50N 0+25E	25	0.4	1.96	285	175	<5	.24	<1	34	51	135	7.9	20	0.72	864	8	<0.01	91	760	8	<5	<20	12	<0.01	<10	87	<10	14	140
17	L2+50N 0+50E	<5	0.2	2.42	75	195	5	0.25	<1	24	47	53	5.27	<10	0.65	727	5	<0.1	50	1740	10	<5	<20	12	<0.01	<10	81	<10	<1	124
18	L2+50N 0+75E	55	0.6	2.80	140	11	5.16	<1		32	53	123	7.04	10	1.69	863	8	<0.01	73	850	8	<5	<20	10	<0.01	<10	87	<10	<1	146
19	L2+50N 1+00E	5	1.0	2.51	110	135	5	0.22	<1	42	59	153	7.74	20	1.32	988	8	<0.01	122	930	4	<5	<20	12	<0.01	<10	73	<10	<1	162
20	L2+50N 1+50E	<5	<0.2	2.32	75	185	5	0.17	<1	19	33	57	4.44	10	0.47	639	5	<0.01	39	700	10	<5	<20	9	<0.01	<10	67	<10	<1	157
GOLD-ORE RESOURCES LTD.										ICP CERTIFICATE OF ANALYSIS AK 99-567										ECO-TECH LABORATORIES LTD.

Et #	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
21	L2+50N 2+00E	<5	<0.2	3.00	110	215	5	0.23	<1	32	49	95	5.90	10	1.05	906	6	<0.01	66	930	16	<5	<20	13	<0.01	<10	81	<10	<1	186
22	L2+50N 2+50E	10	<0.2	2.30	170	130	<5	0.23	<1	29	48	108	6.34	<10	1.04	721	7	<0.01	62	1610	10	<5	<20	12	<0.01	<10	82	<10	<1	154
23	L2+75N 0+25E	<5	1.0	1.86	150	190	5	0.38	<1	31	61	130	6.63	10	0.64	642	11	<0.01	103	560	8	10	<20	14	<0.01	<10	67	<10	<1	144
24	L2+75N 0+50E	40	<0.2	3.12	65	185	10	0.33	<1	25	49	79	5.93	<10	0.76	675	5	<0.01	70	2120	12	<5	<20	12	<0.01	<10	86	<10	<1	129
25	L2+75N 0+75E	30	<0.2	2.23	60	170	10	0.23	<1	23	40	50	4.56	<10	0.63	946	4	<0.01	40	1230	12	<5	<20	12	<0.01	<10	68	<10	<1	114
26	L2+75N 1+00E	<5	<0.2	2.91	60	175	10	0.41	<1	30	50	56	5.18	20	0.93	1708	6	<0.01	51	1770	14	<5	<20	23	<0.01	<10	91	<10	3	146
27	L3+00N 0+25E	5	<0.2	1.61	85	130	5	0.39	<1	29	55	86	6.82	<10	0.48	677	10	<0.01	86	1130	6	<5	<20	14	<0.01	<10	76	<10	<1	165
28	L3+00N 0+50E	10	0.4	3.12	270	150	5	0.13	<1	32	57	124	6.76	10	0.94	584	7	<0.01	92	1450	12	<5	<20	8	<0.01	<10	89	<10	<1	146
29	L3+00N 0+90E	<5	<0.2	2.28	65	195	5	0.31	<1	25	45	49	4.57	<10	0.70	1261	4	<0.01	44	2020	10	<5	<20	21	<0.01	<10	67	<10	<1	128
30	L3+00N 1+00E	<5	<0.2	2.60	35	150	10	0.34	<1	26	44	87	5.40	20	0.98	859	6	<0.01	55	1340	10	<5	<20	20	<0.01	<10	77	<10	<1	158
31	L3+00n 1+50E	<5	<0.2	2.42	10	190	10	0.31	<1	28	51	28	4.02	<10	0.79	1279	4	0.01	50	1900	12	<5	<20	17	<0.01	<10	58	<10	4	197
32	L3+00N 2+00E	<5	<0.2	1.59	45	170	5	0.16	<1	18	31	29	3.69	<10	0.47	746	4	<0.01	28	1900	12	<5	<20	8	<0.01	<10	52	<10	<1	114
33	L3+00N 2+50E	15	<0.2	2.53	80	240	10	0.22	1	25	45	91	5.50	10	0.79	908	6	<0.01	55	3120	16	<5	<20	17	0.03	<10	73	<10	<1	200
34	L3+25N 0+25E	115	1.0	2.28	1900	175	<5	0.30	<1	48	76	139	7.49	<10	0.64	520	8	<0.01	164	430	12	<5	<20	14	<0.01	<10	67	<10	<1	140
35	L3+25N 0+50E	10	0.2	2.73	140	200	10	0.70	<1	28	58	50	5.28	<10	0.76	1317	5	<0.01	56	1230	12	<5	<20	24	<0.01	<10	86	<10	<1	118
36	L3+25N 0+75E	<5	0.2	1.98	55	150	5	0.29	<1	25	33	110	5.55	10	0.80	786	8	<0.01	59	940	14	<5	<20	15	<0.01	<10	61	<10	7	143
37	L3+25N 1+00E	<5	<0.2	2.54	15	180	1	0.30	<1	29	46	57	5.09	10	0.96	952	6	<0.01	53	1340	14	<5	<20	17	<0.01	<10	83	<10	<1	175
38	BL 3+50N	15	<0.2	2.37	125	135	10	0.25	<1	28	54	42	4.86	<10	0.72	590	4	<0.01	54	1250	10	<5	<20	12	<0.01	<10	74	<10	<1	120
39	L3+50N 0+25E	5	<0.2	2.30	225	16	10.22		<1	28	50	71	5.32	<10	0.73	619	6	<0.01	72	1030	10	<5	<20	10	<0.01	<10	69	<10	<1	118
40	L3+50N 0+50E	<5	<0.2	2.56	20	175	10	0.50	<1	25	42	52	4.52	10	0.81	85	4	0.01	54	3380	14	<5	<20	27	<0.01	<10	54	<10	11	204
41	L3+50N 0+75E	<5	<0.2	3.61	45	190	10	0.30	<1	24	42	49	4.42	<10	0.65	625	3	0.01	61	3760	20	<5	<20	19	<0.01	<10	48	<10	14	224
42	L3+50N 1+00E	5	<0.2	2.24	75	175	10	0.33	<1	23	43	34	4.20	<10	0.72	741	4	<0.01	43	1780	10	<5	<20	14	<0.01	<10	64	<10	<1	113
43	L3+50N 1+50E	15	0.4	2.48	330	135	<5	0.17	<1	35	58	131	6.94	10	1.16	722	7	<0.01	76	1050	10	<5	<20	9	<0.01	<10	89	<10	<1	142
44	L3+50N 2+00E	10	<0.2	2.98	690	170	5	0.28	<1	32	84	62	5.39	<10	0.89	735	4	<0.01	83	1140	14	<5	<20	14	<0.01	<10	64	<10	<1	147
45	L3+50N 2+50E	5	<0.2	2.54	100	155	10	0.22	<1	29	69	78	5.46	<10	1.00	580	5	<0.01	72	1170	10	<5	<20	10	<0.01	<10	64	<10	<1	134
46	L4+00N 0+50E	<5	<0.2	1.54	95	120	10	0.16	<1	20	37	46	3.94	<10	0.57	435	4	<0.01	36	91	6	<5	<20	7	<0.01	<10	53	<10	3	85
47	L4+00N 1+00E	10	<0.2	2.59	155	150	10	0.20	<1	21	38	41	4.17	<10	0.55	450	5	<0.01	44	1720	12	<5	<20	10	<0.01	<10	53	<10	<1	100
48	L4+00N 1+50E	<5	<0.2	3.59	105	140	10.29		<1	42	138	114	6.34	<10	1.46	853	4	<0.01	106	1440	10	<5	<20	10	<0.01	<10	82	<10	<1	164
49	L4+00N 2+00E	5	<0.2	3.73	45	145	15	0.46	<1	29	89	79	5.12	<10	1.19	728	3	0.01	91	1620	12	<5	<20	15	0.01	<10	50	<10	20	138
50	L4+00N 2+50E	<5	<0.2	2.95	95	195	10	0.33	<1	33	50	80	6.07	<10	0.88	1109	5	<0.01	72	1140	10	<5	<20	19	<0.01	<10	85	<10	<1	137
51	L4+50N 0+50E	5	<0.2	2.94	165	180	10	0.26	<1	37	72	65	5.50	<10	0.85	1224	4	<0.01	80	1500	12	<5	<20	13	<0.01	<10	84	<10	<1	160
52	L4+50N 1+00E	<5	<0.2	3.75	165	170	10	0.36	<1	41	123	90	7.63	<10	1.47	1005	6	<0.01	112	1100	8	5	<20	15	<0.01	<10	140	<10	<1	127
53	L4+50N 1+50E	15	<0.2	2.47	130	155	10	0.35	<1	29	57	45	5.05	<10	0.77	1086	4	<0.01	62	1000	10	<5	<20	16	<0.01	<10	74	<10	<1	119
54	L4+50N 2+00E	5	<0.2	3.27	20	225	15	0.48	<1	52	137	49	5.87	<10	1.55	1363	2	0.01	101	1470	10	<5	<2	17	0.01	<10	76	<10	9	168
55	L4+50N 2+50E	<5	<0.2	4.38	<5	290	15	0.55	<1	50	176	65	8.24	<10	1.99	1807	5	<0.01	139	1270	12	<5	<20	20	0.02	<10	88	<10	27	230

26-Oct-99

ECO-TECH LABORATORIES LTD. 10041 East Trans Canada Highway Kamloops, B.C. V2C 6T4	ICP CERTIFICATE OF ANALYSIS AK 99-591	GOLD-ORE RESOURCES 999 W. HASTINGS STREET VANCOUVER, BC V5C 2W2

Phone: 250-573-5700 Fax: 250-573-4557		ATTENTION: WAYNE PICKETT No. of samples received: 2 Sample type: Rock PROJECT #: None Given SHIPMENT #: None Given Samples submitted by: Gold-Ore
Values in ppm unless otherwise reported

Et #	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
1	AUMAX-7-99-001	<5	<0.2	.36	<5	30	5	6.29	<1	5	157	12	1.61	<10	0.15	856	10	0.02	5	660	6	<5	<20	311	<.01	<10	8	<10	8	32
2	AUMAX-99-001	190	>30	0.05	115	10	<5	0.13	<1	2	157	45	0.48	<10	<0.01	139	6	<0.01	10	40	34	15	<20	2	0.01	<10	1	<10	<1	26

QC DATA:

Resplit:
1	AUMAX-7-99-001	<5	<0.2	0.36	<5	25	<5	5.10	<1	5	164	16	1.59	<10	0.15	861	10	0.02	7	690	8	<5	<20	305	<.01	<10	7	<10	6	34

Repeat:
1	AUMAX-7-99-001	<5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Standard:
GEO’99	120	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

ECO-TECH LABORATORIES LTD. Per Frank. J. Pezzotti, A. Sc. T. B.C. Certified Assayer

df/590
XLS/99

CERTIFICATE OF ASSAY AK 99-622

GOLD-ORE RESOURCES LTD.				05-Nov-99
1540-750 WEST PENDER STREET
VANCOUVER, BC
V6C 2T8
ATTENTION: WAYNE PICKETT
No. of samples received: 67
Sample type: Rock
PROJECT #: None Given
SHIPMENT #: None Given
Samples submitted by: W. Pickett
		Au	Au	Ag	Ag	As
ET #.	Tag #	(g/t)	(oz/t)	(g/t)	(oz/t)	(%)
2	AUMAX-99-004*	2.81	0.082	238.4	6.95	-
4	AUMAX-99-006*	2.29	0.067	305.0	8.90	-
7	AUMAX-99-009	-	-	153.6	4.48	-
8	AUMAX-99-010	-	-	-	-	1.24
10	AUMAX-99-012	-	-	35.0	1.02	-
11	AUMAX-99-013	-	-	631.4	18.41	-
13	AUMAX-99-015	-	-	131.8	3.84	-
18	AUMAX-99-020	-	-	166.0	4.84	-
22	AUMAX-99-024	-	-	272.6	7.95	-
27	AUMAX-99-029	-	-	85.2	2.49	-
29	AUMAX-99-031	-	-	139.8	4.08	-
QC DATA:
Standard:
STD-M		1.37	0.040	-	-	-
MpIa		-	-	70.0	2.04	0.84
NOTE: * = Au metallics suspected
screen assay recommended
				ECO-TECH LABORATORIES LTD.
				Frank J. Pezzotti, A.Sc.T.
XLS/99				B.C. Certified Assayer

GOLD-ORE RESOURCES LTD.										ICP CERTIFICATE OF ANALYSIS AK 99-567										ECO-TECH LABORATORIES LTD.

Et #	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
56	L+500N 0+50E	<5	<0.2	2.33	5	170	15	0.55	<1	31	73	29	3.81	<10	1.15	1564	2	0.01	75	1780	10	10	<20	23	0.01	<10	31	<10	15	96
57	L+500N 1+00E	20	<0.2	2.34	195	120	15	0.33	<1	29	67	60	5.06	<10	1.05	808	4	<0.01	70	880	12	<5	<20	15	<0.01	<10	59	<10	6	94
58	L+500N 1+50E	10	<0.2	1.76	95	135	10	0.28	<1	24	43	44	4.29	<10	0.76	1005	4	<0.01	48	1060	10	<5	<20	14	<0.01	<10	46	<10	3	120
59	L+500N 2+00E	5	<0.2	3.32	75	280	5	0.50	<1	32	36	78	6.20	20	0.90	1789	5	<0.01	61	2760	20	<5	<20	25	<.01	<10	61	<10	12	254
60	L+500N 2+50E	<5	<0.2	1.84	25	185	15	0.14	<1	18	35	29	4.09	<10	0.42	2196	3	<0.01	27	2210	16	<5	<20	7	0.05	<10	60	<10	<1	204
61	L3+50N 0+25W	80	3.2	1.97	1475	125	<5	0.21	<1	52	62	182	8.72	10	0.70	695	9	<0.01	138	750	20	20	<20	11	<0.01	<10	67	<10	<1	186
62	L3+50N 0+50W	70	2.4	2.87	1360	145	5	0.22	<1	44	82	115	7.63	<10	1.17	645	6	<0.01	112	830	14	15	<20	11	<0.01	<10	83	<10	<1	144
63	L3+50N 0+65W	15	<0.2	3.14	605	125	10	0.30	<1	50	97	125	8.11	<10	1.38	735	6	<0.01	112	970	6	<5	<20	12	<0.01	<10	111	<10	<1	131
64	L3+50n 1+00w	15	12.2	2.26	360	165	10	0.23	<1	17	34	30	3.42	<10	0.38	539	3	0.01	47	1250	14	<5	<20	11	<0.01	<10	37	<10	3	163
65	L3+50n 1+50w	10	<0.2	2.96	115	160	15	0.35	<1	30	64	71	5.66	<10	1.37	577	<1	<0.01	74	460	12	<5	<20	13	0.20	<10	86	<10	17	116
66	L3+50N 2+00W	30	0.4	2.10	300	105	<5	0.21	1	25	51	73	5.01	<10	0.90	502	4	<0.01	60	440	8	<5	<20	12	0.08	<10	69	<10	3	111
67	L3+50N 2+50W	30	<0.2	2.59	100	135	10	0.38	<1	25	50	56	4.52	<10	0.87	497	2	0.01	64	640	14	<5	<20	16	0.13	<10	68	<10	13	111
68	BL 4+00N	<5	<0.2	2.54	45	135	10	0.30	<1	28	48	109	6.28	10	1.09	674	7	<0.01	68	820	14	<5	<20	17	<0.01	<10	84	<10	10	141
69	L4+00N 0+50W	25	2.2	2.45	915	125	10	0.23	<1	43	76	132	7.84	<10	1.13	641	8	<0.01	109	800	10	15	<20	12	<0.01	<10	82	<10	<1	148
70	L4+00N 1+00W	260	3.0	2.25	3020	145	10	0.44	3	37	41	106	7.65	<10	0.42	1139	7	<0.01	70	980	14	<5	<20	21	<0.01	<10	74	<10	2	127
71	L4+00N 1+50W	345	7.8	1.61	2920	80	<5	0.38	4	34	36	175	6.87	20	0.41	1208	10	<0.01	90	700	20	10	<20	38	<0.01	<10	50	<10	<1	175
72	L4+00N 2+00W	60	<0.2	3.04	570	165	10	0.41	1	38	92	134	6.48	10	1.30	1324	5	0.01	120	540	18	5	<20	23	0.12	<10	91	<10	7	141
73	L4+00N 2+50W	15	<0.2	2.31	150	115	10	0.30	<1	24	56	64	4.48	<10	0.95	728	2	0.01	64	560	10	<5	<20	16	0.12	<10	70	<10	10	94
74	BL 4+50N	195	3.0	2.74	1185	140	<5	0.22	2	35	47	144	6.67	10	0.56	697	7	<0.01	104	620	14	<5	<20	11	0.04	<10	52	<10	32	119
75	L4+50N 0+50W	25	1.6	2.32	385	105	<5	0.29	<1	39	61	172	7.59	10	1.18	777	9	<0.01	95	360	12	<5	<20	12	0.02	<10	83	<10	9	154
76	L4+50N 1+00W	20	1.0	2.32	350	160	10	0.39	1	35	71	79	5.79	<10	0.84	1263	5	<0.01	82	1760	16	<5	<20	17	0.04	<10	78	<10	3	167
77	L4+50N 1+50W	5	0.4	2.68	400	190	10	0.87	1	34	93	66	5.18	<10	1.01	1812	1	0.01	87	2810	14	<5	<20	33	0.09	<10	77	<10	12	147
78	L4+50N 2+00W	90	<0.2	2.71	340	155	<5	0.48	1	35	81	78	5.58	<10	1.05	1059	2	0.01	87	1340	12	<5	<20	17	0.11	<10	91	<10	1	117
79	L4+50N 2+50W	10	<0.2	2.58	60	110	10	0.83	<1	37	66	56	4.72	<10	0.85	1599	2	0.01	101	1140	10	<5	<20	26	0.05	<10	58	<10	14	206
80	BL 5+00N	<5	<0.2	4.25	85	215	25	0.76	<1	47	115	46	6.81	<10	2.11	1165	3	0.01	122	770	16	<5	<20	20	0.03	<10	58	<10	35	166
81	L5+00N 0+50W	<5	<0.2	2.59	30	210	15	0.60	<1	25	50	28	4.11	<10	0.85	1011	2	0.01	59	3700	12	<5	<20	21	0.01	<10	32	<10	11	168
82	L5+00N 1+00W	5	<0.2	2.31	20	170	10	0.63	<1	27	57	27	3.96	<10	0.95	1075	2	0.01	60	2280	10	<5	<20	23	0.01	<10	36	<10	14	144
83	L5+00N 1+50W	75	1.8	2.38	1070	150	10	0.46	<1	35	72	106	6.62	10	0.85	1146	5	<0.01	106	1390	14	10	<20	20	<0.01	<10	67	<10	15	140
84	L5+00N 2+00W	10	<0.2	3.96	295	115	10	0.42	<1	53	204	160	7.16	<10	1.89	1004	4	<0.01	151	310	10	<5	<20	13	<0.01	<10	87	<10	10	120
85	L5+00N 2+50W	15	<0.2	4.84	30	125	20	1.04	<1	70	306	121	8.12	<10	3.41	1587	2	0.01	245	400	16	<5	<20	14	0.03	<10	<1	<10	69	110

GOLD-ORE RESOURCES LTD.										ICP CERTIFICATE OF ANALYSIS AK 99-567										ECO-TECH LABORATORIES LTD.

Et #	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
QC DATA:
Repeat:

1	L1+75N 0+25E	15	0.2	1.95	245	185	5	0.23	<1	29	35	83	6.21	10	0.55	754	8	<0.01	64	1960	10	<5	<20	14	<0.01	<10	62	<10	<1	175
10	L2+00N 2+00E	<5	<0.2	2.68	110	150	10	0.25	<1	23	51	49	5.39	<10	0.61	579	5	<0.01	46	1970	12	<5	<20	13	<0.01	<10	73	<10	<1	154
19	L2+50N 1+00E	-	1.0	2.40	110	125	5	0.21	<1	40	57	147	7.45	20	1.26	954	8	<0.01	119	910	4	<5	<20	10	<0.01	<10	70	<10	<1	<157
20	L2+50N 1+50E	5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	--	-	-	-	-	-	-	-	-	-
28	L3+00N 0+50E	-	0.4	2.93	260	140	5	0.13	<1	30	53	117	6.36	10	0.89	551	8	<0.01	88	1360	8	<5	<20	7	<0.01	<10	84	<10	<1	137
32	L3+00N 2+00E	<5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
36	L3+25N 0+75E	-	<0.2	2.01	60	160	<5	0.30	<1	27	35	115	6.07	20	0.89	844	8	<0.01	63	990	12	<5	<20	17	<0.01	<10	66	<10	6	152
41	L3+50N 0+75E	<5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
45	L+50N 2+50E	-	<0.2	2.46	105	150	10	0.21	<1	28	67	76	5.30	<10	0.97	566	4	<0.01	69	1130	10	<5	<20	8	<0.01	<10	63	<10	<1	130
51	L4+50N 0+50E	<5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
54	L4+50N 2+00E	-	<0.2	3.29	30	230	10	0.48	<1	52	139	50	5.94	<10	1.57	1359	2	0.01	101	1470	10	<5	<20	18	0.03	<10	80	<10	10	170
63	L3+50N 0+65W	45	<0.2	2.88	625	115	10	0.28	<1	46	89	115	7.51	<10	1.26	677	6	<0.01	105	920	6	<5	<20	11	0.02	<10	108	<10	<1	122
71	L4+00N 1+50W	-	7.6	1.61	2940	80	<5	0.38	2	34	36	173	6.89	10	0.41	1217	9	<0.01	90	690	22	10	<20	36	<0.01	<10	49	<10	<1	176
72	L4+00N 2+00W	25	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
80	BL 5+00N	-	<0.2	4.37	65	220	20	0.80	<1	50	122	46	6.95	<10	2.18	1186	4	0.01	125	770	18	<2	<20	20	0.02	<10	44	<10	39	170
82	L5+00N 1+00W	10	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Standard:
GEO'99		120	1.0	1.73	65	155	5	1.80	<1	18	64	88	3.83	<10	0.97	654	2	0.02	24	700	20	10	<20	57	<0.01	<10	73	<10	8	72
GEO'99		125	0.8	1.70	70	160	<5	1.79	<1	17	64	81	3.87	<10	0.96	604	<1	0.02	23	620	16	5	<20	54	0.09	<10	74	<10	9	70
GEO'99		120	0.8	1.76	65	160	<5	1.80	<1	19	66	88	3.80	<10	0.93	679	2	0.02	22	680	20	10	<20	57	<0.01	<10	76	<10	8	76

ECO-TECH LABORATORIES LTD. Frank J. Pezzotti, A. Sc. T. B.C. Certified Assayer

df/567
XLS/99

26-Oct-99

ECO-TECH LABORATORIES LTD. 10041 East Trans Canada Highway Kamloops, B.C. V2C 6T4	ICP CERTIFICATE OF ANALYSIS AK 99-622	GOLD-ORE RESOURCES LTD. 1540-750 WEST PENDER STREET VANCOUVER, BC V6C 2T8

Phone: 250-573-5700 Fax: 250-573-4557		ATTENTION: WAYNE PICKETT No. of samples received: 67 Sample type: Rock PROJECT #: None Given SHIPMENT #: None Given Samples submitted by: W. Pickett
Values in ppm unless otherwise reported

Et #	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
1	AUMAX-99-003	275	16.6	0.25	1990	55	<5	2.12	15	34	154	84	3.91	<10	0.08	761	8	0.01	98	260	22	50	<20	30	<0.01	<10	13	<10	2	134
2	AUMAX-99-004	>1000	>30	0.10	770	40	<5	1.57	7	7	128	562	1.45	<10	0.03	427	4	0.01	17	130	94	275	<20	8	<0.01	<10	6	<10	4	88
3	AUMAX-99-005	35	9.2	0.13	210	100	10	3.03	1	7	107	24	2.93	<10	0.07	901	5	0.01	14	210	10	15	<20	11	<0.01	<10	10	<10	13	44
4	AUMAX-99-006	>1000	>30	0.07	405	20	<5	0.58	5	3	155	507	1.14	<10	0.02	323	4	<0.01	11	100	98	320	<20	<1	<0.01	<10	4	<10	3	110
5	AUMAX-99-007	115	11.8	0.04	3495	<5	<5	068	29	1	149	11	0.61	<10	0.02	114	4	0.01	2	50	2150	5	<20	32	<0.01	<10	<1	<10	<1	1016
6	AUMAX-99-008	75	3.8	0.42	6530	80	10	5.95	56	53	27	129	7.09	<10	0.44	1101	5	0.02	124	440	12	10	<20	130	<0.01	<10	18	<10	<1	154
7	AUMAX-99-009	95	>30	0.02	145	<5	<5	0.25	2	2	129	210	0.38	<10	<0.01	88	3	<0.01	6	<10	120	115	<20	<1	<0.01	<10	2	<10	<1	30
8	AUMAX-99-010	665	23.0	0.45	>10000	105	15	2.34	99	42	102	87	6.31	<10	0.07	1285	6	0.01	101	1150	20	45	<20	41	<0.01	<10	26	<10	17	347
9	AUMAX-99-011	140	7.4	0.24	855	60	<5	0.17	7	15	84	72	4.23	10	0.02	141	8	0.02	35	370	18	20	<20	42	<0.01	<10	8	<10	<1	98
10	AUMAX-99-012	175	>30	0.26	5535	60	<5	6.51	51	22	69	97	5.32	<10	0.30	1300	6	0.01	51	840	2	50	<20	126	<0.01	<10	15	<10	20	81
11	AUMAX-99-013	>1000	>30	0.08	585	20	<5	1.13	7	5	149	523	1.26	<10	0.06	274	5	0.01	16	130	694	840	<20	20	<0.01	<10	4	<10	<1	102
12	AUMAX-99-014	250	11.0	0.30	5010	65	5	5.76	45	34	31	75	6.60	<10	0.97	1323	5	0.01	99	940	2	50	<20	228	<0.01	<10	16	<10	4	93
13	AUMAX-99-015	175	>30	0.06	710	20	<5	0.55	7	8	153	285	1.13	<10	0.02	126	5	0.01	20	<10	542	300	<20	71	<0.01	<10	2	<10	<1	66
14	AUMAX-99-016	435	21.4	0.27	8465	75	10	3.72	87	34	97	90	5.49	<10	0.63	1038	6	0.01	93	720	16	55	<20	225	<0.01	<10	13	<10	4	97
15	AUMAX-99-017	345	8.8	0.37	5690	75	10	4.57	49	43	32	139	7.18	<10	0.84	1204	5	0.02	98	1230	2	20	<20	224	<0.01	<10	21	<10	<1	104
16	AUMAX-99-018	280	25.2	0.13	1840	70	<5	0.22	18	21	122	72	3.26	<10	0.01	844	7	<0.01	51	340	14	35	<20	6	<0.01	<10	7	<10	7	96
17	AUMAX-99-019	155	11.2	0.13	540	40	<5	0.06	5	12	110	66	1.95	<10	0.01	292	5	<0.01	35	80	10	25	<20	<1	<0.01	<10	5	<10	<1	83
18	AUMAX-99-020	295	>30	0.13	640	20	<5	0.13	6	15	122	252	2.58	<10	<0.01	191	6	<0.01	44	30	436	255	<20	2	<0.01	<10	5	<10	<1	114
19	AUMAX-99-021	140	18.8	0.08	410	30	<5	0.02	4	4	118	69	1.13	<10	<0.01	64	4	<0.01	12	20	12	40	<20	<1	<0.01	<10	2	<10	<1	41
20	AUMAX-99-022	450	12.6	0.40	9585	110	20	0.90	105	60	75	95	8.33	<10	0.05	1599	8	0.01	147	1000	<2	10	<20	35	<0.01	<10	21	<10	13	127

CERTIFICATE OF ASSAY AK 99-639

GOLD-ORE RESOURCES LTD.				09-Nov-99
1540-750 WEST PENDER STREET
VANCOUVER, BC
V6C 2T8
ATTENTION: WAYNE PICKETT
No. of samples received: 1
Sample type: Rock
PROJECT #: None Given
SHIPMENT #: None Given
Samples submitted by: W. Pickett
		Ag	Ag
ET #.	Tag #	(g/t)	(oz/t)
1	AMX ROCK #1	66.4	1.94
ECO-TECH LABORATORIES LTD.
Frank J. Pezzotti, A.Sc.T.
XLS/99				B.C. Certified Assayer

GOLD-ORE RESOURCES LTD. ICP CERTIFICATE OF ANALYSIS AK 99-622 ECO-TECH LABORATORIES LTD.

GOLD-ORE RESOURCES LTD.										ICP CERTIFICATE OF ANALYSIS AK 99-567										ECO-TECH LABORATORIES LTD.

Et #	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
21	AUMAX-99-023	195	6.6	0.37	2215	115	10	3.56	18	41	73	93	6.46	<10	0.12	1472	6	0.01	93	930	2	30	<20	33	<0.01	<10	21	<10	15	93
22	AUMAX-99-024	285	>30	0.13	980	30	<5	0.61	9	12	134	391	1.74	<10	0.03	279	5	0.01	32	170	94	285	<20	11	<0.01	<10	5	<10	<1	77
23	AUMAX-99-025	210	11.6	0.22	1525	55	<5	0.78	13	18	111	86	3.50	10	0.06	691	6	0.01	40	640	14	30	<20	16	<0.01	<10	8	<10	4	82
24	AUMAX-99-026	120	8.0	0.20	1555	70	5	0.89	14	15	113	54	2.78	10	0.10	1372	5	0.01	40	620	4	15	<20	29	<0.01	<10	7	<10	7	69
25	AUMAX-99-027	125	3.0	0.43	2245	75	10	7.18	18	44	40	94	6.84	<10	1.54	1440	5	0.02	112	970	<2	20	<20	243	<0.01	<10	21	<10	4	91
26	AUMAX-99-028	165	13.0	0.09	795	20	<5	1.32	6	20	136	45	1.78	<10	0.21	352	5	0.01	50	220	14	35	<20	48	<0.01	<10	5	<10	<1	52
27	AUMAX-99-029	175	>30	0.13	2495	45	<5	3.40	23	14	112	162	2.98	<10	0.29	778	5	0.01	45	280	112	140	<20	65	<0.01	<10	7	<10	8	83
28	AUMAX-99-030	840	22.8	0.03	105	<5	<5	0.04	<1	2	161	51	0.54	<10	<0.01	43	4	<0.01	6	10	168	30	<20	<1	<0.01	<10	2	<10	<1	15
29	AUMAX-99-031	170	>30	0.06	275	15	<5	0.88	5	3	185	309	0.92	<10	0.01	288	5	<0.01	10	50	412	180	<20	<1	<0.01	<10	3	<10	<1	381
30	AUMAX-99-032	25	0.8	0.17	25	90	5	3.43	<1	8	122	34	2.10	<10	0.07	1235	4	0.01	21	440	4	5	<20	10	<0.01	<10	12	<10	10	30
31	AUMAX-99-033	20	0.6	0.37	20	125	<5	6.75	<1	18	94	63	4.27	10	0.16	2078	5	0.01	43	1000	4	15	<20	21	<0.01	<10	36	<10	13	60
32	AUMAX-99-034	70	8.0	0.50	1280	115	15	3.03	12	40	75	129	8.39	<10	0.17	1604	7	0.01	106	790	<2	<5	<20	62	<0.01	<10	56	<10	29	112
33	AUMAX-99-035	145	10.4	0.43	1515	105	<5	1.57	14	25	107	113	4.62	20	0.05	1322	7	0.02	60	1130	8	20	<20	19	<0.01	<10	18	<10	16	78
34	AUMAX-99-036	25	0.4	0.84	40	100	<5	1.60	2	22	110	100	3.68	20	0.27	662	13	0.01	64	670	12	<5	<20	33	<0.01	<10	35	<10	9	134
35	AUMAX-99-037	20	0.4	1.15	<5	110	10	1.99	<1	29	137	58	5.15	10	0.49	1224	7	0.02	65	1440	6	<5	<20	24	<0.01	<10	96	<10	45	106
36	AUMAX-99-038	140	2.8	0.66	1635	110	<5	0.17	15	21	97	78	3.26	<10	0.15	1138	6	0.01	45	430	8	10	<20	6	<0.01	<10	31	<10	17	78
37	AUMAX-99-039	150	9.2	0.18	3030	25	<5	0.42	30	9	186	65	2.32	<10	0.02	1809	5	0.02	23	170	8	10	<20	25	<0.01	<10	6	<10	<1	40
38	AUMAX-99-040	120	21.6	0.07	1635	90	<5	0.21	17	9	127	82	2.44	<10	<0.01	3099	4	<0.01	30	80	8	20	<20	13	<0.01	<10	5	<10	<1	46
39	AUMAX-99-041	70	3.6	0.25	2520	30	<5	0.79	26	5	76	18	1.62	<10	0.03	909	3	0.02	7	600	6	5	<20	18	<0.01	<10	3	<10	5	45
40	AUMAX-99-042	5	0.6	0.41	35	95	<5	0.95	<1	8	179	48	2.09	10	0.17	3876	6	0.01	36	390	8	<5	<20	15	<0.01	<10	12	<10	11	61
41	AUMAX-99-043	315	14.0	0.24	3135	105	<5	0.19	31	14	102	111	3.10	<10	<0.01	1304	6	0.02	14	100	20	15	<20	27	<0.01	<10	3	<10	<1	38
42	AUMAX-99-044	15	0.8	0.03	190	10	<5	0.05	2	2	184	6	0.45	<10	<0.01	144	5	0.01	5	<10	<2	<5	<20	7	<0.01	<10	<1	<10	<1	2
43	AUMAX-99-045	115	2.6	0.36	1260	130	5	4.81	13	21	85	44	3.98	<10	0.13	2048	8	0.01	55	410	4	<5	<20	23	<0.01	<10	17	<10	6	52
44	AUMAX-99-046	375	6.2	0.31	2855	120	<5	0.21	28	11	125	81	2.96	<10	0.01	1676	8	0.03	19	430	18	5	<20	14	<0.01	<10	5	<10	<1	53
45	AUMAX-99-047	20	0.2	0.04	210	10	<5	0.02	2	<1	151	3	0.36	<10	<0.01	112	4	<0.01	4	<10	<2	<5	<20	<1	<0.01	<10	<1	<10	<1	2
46	AUMAX-99-048	65	1.8	0.18	570	60	<5	0.53	5	10	118	51	2.84	10	0.02	764	8	0.01	28	290	6	<5	<20	3	<0.01	<10	10	<10	3	56
47	AUMAX-99-049	390	12.4	0.18	3265	115	<5	0.05	32	11	134	55	2.87	<10	<0.01	1762	5	0.01	24	50	14	10	<20	4	<0.01	<10	4	<10	<1	41
48	AUMAX-99-050	25	0.6	0.03	510	5	<5	<0.01	5	1	133	3	0.31	<10	<0.01	70	3	<0.01	3	<10	2	<5	<20	<1	<0.01	<10	<1	<10	<1	<1
49	AUMAX-99-051	485	4.4	0.20	1130	75	<5	0.07	12	12	139	47	2.69	<10	<0.01	632	7	0.01	29	130	10	5	<20	9	<0.01	<10	11	<10	11	63
50	AUMAX-99-052	370	2.6	0.25	2130	105	<5	0.12	20	11	107	45	2.46	<10	0.02	1673	4	0.03	9	320	8	<5	<20	10	<0.01	<10	9	<10	<1	63
51	AUMAX-99-053	30	0.2	0.03	595	10	<5	0.01	5	1	222		0.39	<10	<0.01	95	6	<0.01	6	<10	<2	<5	<20	<1	<0.01	<10	<1	<10	<1	<1
52	AUMAX-99-054	5	<0.2	1.26	<5	45	20	0.53	<1	43	55	328	6.60	<10	0.70	330	5	0.03	23	1180	14	<5	<20	107	0.49	<10	<1	<10	4	36
53	AUMAX-99-055	<5	<0.2	2.09	<5	55	5	1.28	<1	50	73	300	7.25	<10	1.16	589	8	0.07	30	2280	14	<5	<20	33	0.27	<10	73	<10	<1	88
54	AUMAX-99-056	30	1.4	0.35	505	75	15	9.57	4	36	59	50	6.70	<10	1.30	1420	5	0.01	97	90	<2	5	<20	189	<0.01	<10	24	<10	6	103
55	AUMAX-99-057	35	0.8	1.08	1110	90	15	6.50	10	38	77	64	6.28	10	1.38	1636	4	0.02	62	820	2	10	<20	159	<0.01	<10	138	<10	39	359

GOLD-ORE RESOURCES LTD.										ICP CERTIFICATE OF ANALYSIS AK 99-567										ECO-TECH LABORATORIES LTD.

Et #	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
56	AUMAX-99-058	65	1.0	0.35	1305	30	<5	1.20	13	11	156	16	1.98	<10	0.24	2153	4	0.01	26	430	2	<5	<20	33	<0.01	<10	27	<10	8	30
57	AUMAX-99-059	205	3.0	0.12	2700	25	<5	0.35	28	8	150	33	1.83	10	0.01	2609	4	<0.01	21	280	2	<5	<20	24	<0.01	<10	4	<10	9	39
58	AUMAX-99-060	100	1.6	0.12	1785	25	<5	0.84	18	7	115	29	1.96	10	0.03	2491	3	<0.01	23	470	6	<5	<20	32	<0.01	<10	3	<10	6	41
59	AUMAX-99-061	80	1.4	0.09	1740	30	<5	1.38	17	8	144	34	1.89	<10	0.06	1881	4	<0.01	18	300	8	5	<20	36	<0.01	<10	5	<10	3	19
60	AUMAX-99-062	10	0.4	0.01	85	<5	<5	0.04	<1	1	137	4	0.29	<10	<0.01	146	3	<0.01	5	10	<2	<5	<20	<1	<0.01	<10	<1	<10	<1	<1
61	AUMAX-99-063	40	0.8	0.21	380	25	<5	4.26	3	9	138	5	2.49	<10	0.18	1114	6	<0.01	17	3960	<2	<5	<20	188	<0.01	<10	10	<10	28	19
62	AUMAX-99-064	80	6.6	0.19	1710	30	<5	1.56	18	7	188	53	2.26	<10	0.06	1080	5	0.01	19	130	4	<5	<20	23	<0.01	<10	6	<10	<1	30
63	AUMAX-99-065	90	6.6	0.26	1350	55	<5	2.40	14	13	134	38	3.24	<10	0.06	2597	6	<0.01	36	550	8	<5	<20	34	<0.01	<10	9	<10	5	62
64	AUMAX-99-066	40	1.4	0.10	325	30	5	0.70	2	6	187	7	1.41	<10	0.01	464	6	<0.01	15	230	2	<5	<20	49	<0.01	<10	5	<10	2	12
65	AUMAX-99-067	75	9.0	0.17	515	45	<5	0.30	5	11	140	83	2.97	10	0.02	2443	5	<0.01	30	440	12	5	<20	9	<0.01	<10	10	<10	11	58
66	AUMAX-99-068	35	3.2	0.14	595	40	<5	1.09	5	8	130	17	2.05	<10	0.03	695	5	<0.01	16	90	4	<5	<20	9	<0.01	<10	6	<10	4	23
67	AUMAX-99-069	15	<0.2	0.03	10	<5	<5	0.02	<1	1	161	9	0.33	<10	<0.01	73	5	<0.01	4	<10	<2	<5	<20	<1	<0.01	<10	1	<10	<1	<1

QC DATA:

Repeat:
1	AUMAX-99-003	260	16.2	0.25	1975	55	5	2.09	16	33	151	82	3.86	<10	0.08	742	8	0.01	96	260	22	55	<20	25	<0.01	<10	13	<10	2	132
10	AUMAX-99-012	170	>30	0.26	5375	55	15	6.48	49	22	70	95	5.30	<10	0.29	1290	6	0.01	51	850	4	45	<20	119	<0.01	<10	15	<10	22	82
19	AUMAX-99-021	130	21.0	0.09	455	30	<5	0.04	4	4	129	77	1.20	<10	<0.01	70	4	0.01	13	20	12	45	<20	<1	<0.01	<10	3	<10	<1	44
36	AUMAX-99-038	150	2.4	0.64	1590	105	<5	0.17	15	21	96	76	3.20	<10	0.15	1117	5	0.01	44	410	10	10	<20	4	<0.01	<10	31	<10	17	77
45	AUMAX-99-047	15	0.2	0.04	190	5	<5	0.02	2	1	139	4	0.35	<10	<0.01	109	4	<0.01	4	10	<2	<5	<20	<1	<0.01	<10	<1	<10	<1	2
54	AUMAX-99-056	25	1.2	0.35	495	75	15	9.61	5	36	60	51	6.74	<10	1.31	1435	5	0.01	98	90	<2	10	<20	191	<0.01	<10	25	<10	7	103
63	AUMAX-99-065	-	7.2	0.25	1435	60	5	2.42	14	13	138	39	3.31	<10	0.05	2663	6	<0.01	36	560	8	<5	<20	35	<0.01	<10	9	<10	4	64

Resplit:
1	AUMAX-99-003	305	18.4	0.24	1930	50	5	2.10	17	34	138	84	3.87	<10	0.08	733	7	0.01	97	260	24	50	<20	25	<0.01	<10	13	<10	3	136
36	AUMAX-99-038	185	2.8	0.66	1630	110	<5	0.18	16	21	105	78	3.29	<10	0.15	1163	6	0.01	46	430	10	10	<20	7	<0.01	<10	31	<10	18	77

Standard:

GEO'99	120	0.8	1.75	65	155	10	1.88	<1	19	66	84	3.86	<10	0.98	668	1	0.03	25	660	22	10	<20	56	0.12	<10	82	<10	8	69
GEO'99	115	0.8	1.76	65	155	5	1.82	<1	19	65	83	3.87	<10	0.96	662	1	0.02	25	640	24	10	<20	54	0.09	,10	78	<10	9	67

ECO-TECH LABORATORIES LTD. Frank J. Pezzotti, A. Sc. T. B.C. Certified Assayer
df/622
XLS/99

09-Nov-99

ECO-TECH LABORATORIES LTD.  ICP CERTIFICATE OF ANALYSIS AK 99-639  GOLD-ORE RESOURCES LTD.
10041 East Trans Canada Highway  1540-750 WEST PENDER STREET
KAMLOOPS, B.C.  VANCOUVER, BC
V2C 6T4  V6C 2T8

Phone: 250-573-5700  ATTENTION: WAYNE PICKETT
Fax : 250-573-4557
No. of samples received: 1
Sample type: Rock
PROJECT #: None Given SHIPMENT #: None Given
Samples submitted by: W. Pickett

Values in ppm unless otherwise reported

Et #	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
1	AMX/ ROCK#1	270	>30	0.43	6540	105	10	0.47	97	32	114	119	6.53	10	0.05	1256	9	<0.01	73	1100	40	35	<20	21	<0.01	<10	18	<10	19	161

QC DATA:

Repeat:
1	AMX ROCK#1	270	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Resplit:
1	AMX ROCK#1	295	>30	0.43	6195	100	10	0.45	94	32	122	115	6.28	10	0.05	1231	9	<0.01	73	1060	40	40	<20	18	<0.01	<10	18	<10	20	158

Standard:
GEO'99	125	1.0	1.77	65	155	10	1.79	<1	20	62	75	3.88	<10	0.96	686	2	0.02	22	650	20	15	<20	60	0.12	<10	86	<10	9	70

ECO-TECH LABORATORIES LTD.
df/640	Frank J. Pezzotti, A.Sc.T.
XLS/99	B.C. Certified Assayer

09-Nov-99

ECO-TECH LABORATORIES LTD.  ICP CERTIFICATE OF ANALYSIS AK 99-640  GOLD-ORE RESOURCES LTD.
10041 East Trans Canada Highway  1540-750 WEST PENDER STREET
KAMLOOPS, B.C.  VANCOUVER, BC
V2C 6T4  V6C 2T8

Phone: 250-573-5700  ATTENTION: WAYNE PICKETT
Fax : 250-573-4557
No. of samples received: 1
Sample type: Rock
PROJECT #: None Given SHIPMENT #: None Given
Values in ppm unless otherwise reported
Samples submitted by: W. Pickett

Et #	Tag #	Au (ppb)	Ag	Al %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn
1	AMX+01	5	0.4	2.75	70	175	<5	0.17	<1	38	50	155	7.18	40	1.15	888	12	<0.01	95	720	16	<5	<20	16	<0.01	<10	117	<10	29	163
2	AMX+02	10	0.6	3.21	25	125	10	2.97	<1	38	54	107	6.39	40	2.55	1480	8	<0.01	76	2080	12	20	<20	50	<0.01	<10	140	<10	39	147
3	AMX+03	20	1.0	1.98	60	105	10	0.31	<1	37	40	154	6.57	40	1.15	1251	10	<0.01	76	630	12	5	<20	11	<0.01	<10	97	<10	77	156
4	AMX+04	25	2.0	1.34	60	145	<5	0.45	<1	39	32	137	7.04	30	0.61	1580	8	<0.01	82	1320	6	<5	<20	19	<0.01	<10	79	<10	67	164
5	AMX+05	120	7.0	1.24	850	105	<5	0.20	11	38	41	164	6.34	30	0.57	1237	11	<0.01	96	530	18	15	<20	15	<0.01	<10	72	<10	54	191
6	AMX+06	25	0.6	2.59	220	90	5	0.22	2	35	59	112	6.57	20	1.49	648	7	<0.01	65	410	8	15	<20	6	0.11	<10	145	<10	<1	106
7	AMX+07	5	<0.2	3.05	5	90	<5	0.19	<1	31	104	145	7.06	50	1.99	999	9	<0.01	77	740	12	10	<20	12	0.01	<10	167	<10	44	153
8	AMX+08	5	0.8	0.16	90	70	<5	0.11	2	8	5	42	1.68	10	0.03	1248	3	<0.01	22	310	2	<5	<20	<1	<0.01	<10	11	<10	16	60
9	AMX+09	5	<0.2	0.73	<5	235	10	5.90	<1	34	11	94	6.57	20	0.33	2331	8	<0.01	62	1470	2	<5	<20	39	<0.01	<10	55	<10	46	128
10	AMX+10	<5	<0.2	2.58	90	140	10	0.33	<1	27	50	44	4.54	20	0.79	605	5	<0.01	65	1390	16	<5	<20	13	0.15	<10	103	<10	<1	118
11	AMX+11	30	3.0	2.40	565	125	15	0.23	7	33	64	109	6.13	20	0.82	554	9	<0.01	95	530	26	20	<20	8	0.07	<10	114	<10	<1	118
12	AMX+12	5	<0.2	2.00	20	95	20	0.56	<1	74	37	107	6.43	10	0.73	1252	7	0.01	119	1000	12	<5	<20	13	0.71	<10	103	<10	4	141

QC DATA:
Repeat:
1	AMX+01	5	0.4	2.62	60	150	5	0.16	<1	35	44	144	6.57	40	1.13	833	12	<0.01	87	650	14	5	<20	14	0.01	<10	107	<10	26	151
10	AMX+10	-	<0.2	2.58	90	135	20	0.33	2	27	50	44	4.53	20	0.79	592	6	<0.01	67	1380	16	5	<20	10	0.17	<10	105	<10	<1	118

Standard:
GEO'99	125	0.8	1.75	65	160	<5	1.85	<1	18	66	78	3.83	10	0.95	687	2	0.02	23	690	22	10	<20	55	0.10	<10	89	<10	8	68

ECO-TECH LABORATORIES LTD.
df/640 Frank J. Pezzotti, A.Sc.T.
XLS/99  B.C. Certified Assayer

2

Appendix C
Sample Locations, Descriptions and Analyses
Locations of Hand Trenches

Aumax Project Sample Results

Sample	UTM N	UTM E	Grid N	Grid E	Type	Location	From	To	Width
Trench 99-1
Aumax -99-011	5,602,256 N	566,371 E	2+67 N	0+02 W	chip	Trench-99-1 at 0 m mark	0.00	0.46	0.46 m

Aumax -99-012	5,602,256 N	566,371 E	2+67 N	0+02 W	chip	Trench-99-1 at 0 m mark	0.46	1.18	0.72 m

Aumax -99-013	5,602,256 N	566,371 E	2+67 N	0+02 W	chip	Trench-99-1 at 0 m mark	1.18	1.72	0.54 m

Aumax -99-014	5,602,253 N	566,372 E	2+64 N	0+01 W	chip	Trench-99-1 at 3.0 mS mark	0.00	0.70	0.70 m

Aumax -99-015	5,602,253 N	566,372 E	2+64 N	0+01 W	chip	Trench-99-1 at 3.0S m mark	0.70	0.90	0.20 m

Aumax -99-016	5,602,253 N	566,372 E	2+64 N	0+01 W	chip	Trench-99-1 at 3.0S m mark	0.90	1.90	1.00 m

Aumax -99-017	5,602,253 N	566,372 E	2+64 N	0+01 W	chip	Trench-99-1 at 3.0 mS mark	1.90	2.90	1.00 m

Aumax -99-018	5,602,265 N	566,377 E	2+76 N	0+04 E	chip	Trench-99-1 at 12.0 mN mark	0.00	1.00	1.00 m

Aumax -99-020	5,602,265 N	566,377 E	2+76 N	0+04 E	chip	Trench-99-1 at 12.0N m mark	2.00	2.24	0.24 m

Aumax -99-021	5,602,265 N	566,378 E	2+76 N	0+05 E	chip	Trench 99-1 - cross sample	11.40	11.90	0.50 m
between 11.4 and 11.9 mN

Aumax -99-022	5,602,266 N	566,378 E	2+77 N	0+05 E	chip	Trench-99-1 at 13.0 mN mark	0.00	0.50	0.50 m

Aumax Project Sample Results
Au					Ag	As	Sb	Cu	Pb
Sample #	Rock Type		Observations	(ppb)	(ppm)	(ppm)	(ppm) (ppm) (ppm)
Trench 99-1
Aumax -99-011	meta-siltstone, argillaceous	wk qtz stringers.		140	7.4	855	20	72	18

Aumax -99-012	meta-andesite tuff	hematized, wk-mod qtz stockwork + sheeted	175	35.0	5535	50	97	2
veinlets, strly frac.

Aumax -99-013	Quartz vein, stockwork, breccia	vuggy-drusy, Tr mal, az, black sulphosalts-	>1000	631.4	585	840	523	694
	in meta-andesite tuff	tet?, mod-str py pseudomorphs

Aumax -99-014	meta-andesite tuff	grey-reddish-orange fresh surface, mod py	250	11.0	5010	50	75	2
pseudomorphs, mod-str lim, hem, strly frac,
wk qtz stringers, wk white zeolite?, strly
oxidized, no visible sulphides.

Aumax -99-015	Quartz Vein	Tr black and silvery sulphosalts-tet?, Tr mal,	175	131.8	710	300	285	542
gn?, wkly vuggy-drusy, wk lim.

Aumax -99-016	meta-andesite tuff	str py pseudomorphs, str hem, lim, strly	435	21.4	8465	55	90	16
sheared- frac, mod manganese stain, white

Aumax -99-017	meta-andesite tuff	wkly-modly frac, more massive, str py	345	8.8	5690	20	139	2
pseudomorphs, mod hem, lim.

Aumax -99-018	meta-andesite tuff and mixed	mod-str hem, lim, qtz veinlets, vuggy-drusy,	280	25.2	1840	35	72	14
	cherty argillite	no visible sulphides.

Aumax -99-020	meta-andesite tuff with quartz	mod lim, qtz vein and stockwork.	295	166.0	640	255	252	436
veins and stockwork

Aumax -99-021	meta anesite tuff with quartz	wk-mod lim, no visible sulphides.	140	18.8	410	40	69	12
stringers

Aumax -99-022	meta-andesite tuff	str lim, hem, no visible sulphides, py	450	12.6	9585	10	95	<2
pseudomorphs

Aumax Project Sample Results

Sample #	UTM N	UTM E	Grid N	Grid E	Type	Location	From	To	Width
Trench 99-1
Aumax -99-023	5,602,265 N	566,377 E	2+76 N	0+04 E	chip	Trench-99-1 at 12.0 mN mark	0.00	0.60	0.60 m

Aumax -99-024	5,602,263 N	566,375 E	2+74 N	0+02 E	chip	Trench-99-1 at 8.5 mN mark	0.00	0.30	0.30 m

Aumax -99-025	5,602,263 N	566,375 E	2+74 N	0+02 E	chip	Trench-99-1 at 8.5 mN mark	0.00	1.20	1.20 m

Aumax -99-026	5,602,254 N	566,372 E	2+65 N	0+02 W	chip	Trench-99-1 at 2.0 mS mark	0.00	0.65	0.65 m

Aumax -99-027	5,602,261 N	566,373 E	2+72 N	0+00 E	chip	Trench-99-1 at 6.0 mN mark	0.00	0.40	0.40 m

Aumax -99-028	5,602,263 N	566,375 E	2+74 N	0+02 E	chip	Trench-99-1 at 8.5 mN mark	0.00	1.20	1.20 m

Aumax -99-029	5,602,263 N	566,375 E	2+74 N	0+02 E	chip	Trench-99-1 at 8.5 mN mark	0.00	1.20	1.20 m

Trench 99-2

Aumax -99-030	5,602,241 N	566,391 E	2+52 N	0+18 E	Chip	Trench-99-2 at 17 m mark	0.00	0.25	0.25 m
Aumax -99-032	5,602,237 N	566,399 E	2+48 N	0+26 E	Chip	Trench-99-2 at 7 m mark	0.00	1.00	1.00 m
Aumax -99-033	5,602,237 N	566,399 E	2+48 N	0+26 E	Chip	Trench-99-2 at 7 m mark	1.00	1.65	0.65 m
Aumax -99-034	5,602,241 N	566,391 E	2+52 N	0+18 E	Chip	Trench-99-2 at 17 m mark	0.25	0.75	0.50 m
Aumax -99-035	5,602,241 N	566,391 E	2+52 N	0+18 E	Chip	Trench-99-2 at 17 m mark	0.00	0.30	0.30 m

Trench 99-3

Aumax -99-036	5,602,376 N	566,292 E	3+87 N	0+81 W grab	Trench-99-3 at 53 m mark
Aumax -99-037	5,602,365 N	566,286 E	3+76 N	0+87 W grab	Trench-99-3 at 39.5 m mark
Aumax -99-038	5,602,363 N	566,282 E	3+74 N	0+91 W chip	Trench-99-3 at 35 m mark	0.00	1.30	1.30 m
Aumax -99-039	5,602,361 N	566,277 E	3+72 N	0+96 W chip	Trench-99-3 at 30 m mark	0.00	2.00	2.00 m

Aumax Project Sample Results
Au			Ag	As	Sb		Cu	Pb
Sample #	Rock Type	Observations	(ppb)	(ppm)	(ppm)	(ppm) (ppm) (ppm)
Trench 99-1
Aumax -99-023	meta-andesite tuff	as above	195	6.6	2215	30	93	2
Aumax -99-024	cherty argillite	mod lim, wk qtz stringers, no visible sulphides	285	272.6	980	285	391	94

Aumax -99-025	meta-andesite tuff and cherty	wk qtz stringers, mod lim, no visible sulphides	210	11.6	1525	30	86	14
	argillite	py pseudomorphs.

Aumax -99-026	argillaceous	wk-mod lim, wk qtz stringers, no visible	120	8.0	1555	15	54	4
sulphides.

Aumax -99-027	meta-andesite tuff	mod-str hem, lim, wk qtz stringers, py	125	3.0	2245	20	94	<2
		pseudomorphs, no visible sulphides.

Aumax -99-028	quartz vein, stockwork, breccia	mod lim, no visible sulphides.	165	13.0	795	35	45	14
Aumax -99-029	quartz vein, stockwork, breccia	Tr black silver sulphosalts, wk-mod lim.	175	85.2	2495	140	162	112
Trench 99-2
Aumax -99-030	quartz vein, weak breccia	wk lim, wkly vuggy-drusy, no visible sulphides.	840	22.8	105	30	51	168
Aumax -99-032	argillaceous chert	Angular to subrounded chert frags, mod lim, wk qtz stringers, no visible sulphides.	25	0.8	25	5	34	4
Aumax -99-033	argillaceous chert	as above	20	0.6	20	15	63	4
Aumax -99-034	rubble and chert	mod -str hem	70	8.0	1280	<5	129	<2
Aumax -99-035	argillaceous chert		145	10.4	1515	20	113	8
Trench 99-3
Aumax -99-036	graphitic argillite and minor chert		25	0.4	40	<5	100	12
Aumax -99-037	argillaceous chert	wk hem, mod lim, mod frac.	20	0.4	<5	<5	58	6
Aumax -99-038	argillaceous chert		140	2.8	1635	10	78	8
Aumax -99-039	argillaceous chert	argillaceous partings.	150	9.2	3030	10	65	8

Aumax Project Sample Results

Sample #  UTM N  UTM E  Grid N  Grid E  Type  Location From  To  Width
Trench 99-3
Aumax -99-040	5,602,361 N	566,276 E	3+72 N	0+97 W	chip	Trench-99-3 at 28.5 m mark	0.00	0.90	0.90 m

Aumax -99-041	5,602,361 N	566,275 E	3+72 N	0+98 W	chip	Trench-99-3 at 27.5 m mark	0.00	2.00	2.00 m
Aumax -99-042	5,602,352 N	566,265 E	3+63 N	1+08 W	chip	Trench-99-3 at 13.5 m mark	0.00	0.40	0.40 m
Trench 99-4	5,602,324 N	566,202 E	3+35 N	1+71 W
Aumax -99-043	5,602,345 N	566,206 E	3+56 N	1+67 W	chip	Trench-99-4 at 21 m mark	0.00	0.70	0.70 m

Aumax -99-044	5,602,345 N	566,206 E	3+56 N	1+67 W	chip	Trench-99-4 at 21 m mark	0.70	1.30	0.60 m

Aumax -99-045	5,602,345 N	566,206 E	3+56 N	1+67 W	chip	Trench-99-4 at 21 m mark	1.30	2.00	0.70 m

Aumax -99-046	5,602,343 N	566,206 E	3+54 N	1+67 W	chip	Trench-99-4 at 19 m mark	0.00	0.70	0.70 m

Aumax -99-047	5,602,343 N	566,206 E	3+54 N	1+67 W	chip	Trench-99-4 at 19 m mark	0.70	1.50	0.80 m

Aumax -99-048	5,602,343 N	566,206 E	3+54 N	1+67 W	chip	Trench-99-4 at 19 m mark	1.50	2.40	0.90 m

Aumax -99-049	5,602,341 N	566,206 E	3+52 N	1+67 W	chip	Trench-99-4 at 17 m mark	0.00	1.00	1.00 m

Aumax -99-050	5,602,341 N	566,206 E	3+52 N	1+67 W	chip	Trench-99-4 at 17 m mark	1.00	1.70	0.70 m

Aumax -99-051	5,602,341 N	566,206 E	3+52 N	1+67 W	chip	Trench-99-4 at 17 m mark	1.70	2.40	0.70 m

Aumax -99-052	5,602,338 N	566,206 E	3+49 N	1+67 W	chip	Trench-99-4 at 14 m mark	0.00	1.50	1.50 m

Aumax -99-053	5,602,338 N	566,206 E	3+49 N	1+67 W	chip	Trench-99-4 at 14 m mark	1.50	2.30	0.80 m

Aumax Project Sample Results

Sample #	Rock Type	Observations	(ppb)	(ppm)	(ppm)	(ppm) (ppm) (ppm)
Trench 99-3
Aumax -99-040	argillaceous chert	argillaceous partings, str qtz bx, mod lim, no visible sulphides.	120	21.6	1635	20	82	8
Aumax -99-041	argillaceous chert	mod lim, hem, wk bx, no visible sulphides.	70	3.6	2520	5	18	6
Aumax -99-042	argillaceous chert	no visible sulphides.	5	0.6	35	<5	48	8
Trench 99-4

Aumax -99-043	argillaceous chert	modly-strly frac, lim, wk qtz stringers, mottled	315	14.0	3135	15	111	20
black, brown , orange, no visible sulphides.

Aumax -99-044	cherty quartz vein	str qtz flooding , grey white, Tr py, aspy?	15	0.8	190	<5	6	<2
Aumax -99-045	argillaceous chert	narrow 10cm wide lenses of cherty grey-white qtz, str lim, strly frac, no visible sulphides.	115	2.6	1260	<5	44	4

Aumax -99-046	argillaceous chert	strly frac, mod-str lim, wk-mod clay alt.,	375	6.2	2855	5	81	18
(argillic?), wk manganese stain.

Aumax -99-047	cherty quartz vein	grey white vein, qtz flooded, str qtz	20	0.2	210	<5	3	<2
stockwork, Tr py, wk lim, wkly vuggy-drusy

Aumax -99-048	argillaceous chert	strly frac, mod-str lim, wk clay alt.?, no	65	1.8	570	<5	51	6
visible sulphides.

Aumax -99-049	argillaceous chert	modly frac, mod lim, mod manganese stain,	390	12.4	3265	10	55	14
mottled brn, orange, blk, no visible sulphides.

Aumax -99-050	cherty quartz vein	grey-white vein, qtz flooded, qtz stockwork, bx	25	0.6	510	<5	3	2
, Tr py, aspy?

Aumax -99-051	argillaceous chert	modly-strly frac, mod lim, wk hem, no	485	4.4	1130	5	47	10
visible sulphides, argillaceous partings.

Aumax -99-052	argillaceous chert	modly frac, wk cherty qtz stringers, wk	370	2.6	2130	<5	45	8
to mod lim, no visible sulphides.

Aumax -99-053	cherty quartz vein	str qtz flooding, banded, Tr py, aspy?,	30	0.2	595	<5	4	<2
trending: 041/30NW

Aumax Project Sample Results

Sample #	UTM N	UTM E	Grid N	Grid E	Type	Location	From	To	Width
Trench
Aumax -99-057	5,602,378 N	566,265 E	3+89 N	1+08 W	chip	Trench 99-5 at 18 m	0.00	1.70	1.70 m

Aumax -99-058	5,602,379 N	566,264 E	3+90 N	1+09 W	chip	Trench 99-5 at 17 m	0.00	2.00	2.00 m

Aumax -99-059	5,602,379 N	566,263 E	3+90 N	1+10 W	chip	Trench 99-5 at 16 m	0.00	1.70	1.70 m

Aumax -99-060	5,602,379 N	566,261 E	3+90 N	1+12 W	chip	Trench 99-5 at 14 m	0.00	1.20	1.20 m

Aumax -99-061	5,602,379 N	566,257 E	3+90 N	1+16 W	chip	Trench 99-5 at 10 m	0.00	1.70	1.70 m

Trench 99-6

Aumax -99-063	5,602,302 N	566,209 E	3+13 N	1+64 W	chip	Trench 99-6 at 1 m	0.65	1.85	1.20 m
Aumax -99-064	5,602,302 N	566,209 E	3+13 N	1+64 W	chip	Trench 99-6 at 1 m	0.00	0.65	0.65 m
Aumax -99-065	5,602,303 N	566,207 E	3+14 N	1+66 W	chip	Trench 99-6 at 3 m	0.00	0.85	0.85 m
Aumax -99-067	5,602,303 N	566,206 E	3+14 N	1+67 W	chip	Trench 99-6 at 4 m	0.00	0.65	0.65 m
Aumax -99-066	5,602,303 N	566,207 E	3+14 N	1+66 W	chip	Trench 99-6 at 3 m	0.85	1.95	1.10 m
Aumax -99-068	5,602,303 N	566,206 E	3+14 N	1+67 W	chip	Trench 99-6 at 4 m	0.65	1.75	1.10 m

Aumax Project Sample Results

Sample #	Rock Type	Observations	Au (ppb)	Ag (ppm)	As (ppm)	Sb (ppm)	Cu (ppm)	Pb (ppm)
Trench 99-1
Aumax -99-057	meta-andesite tuff	Tr py, str lim, hem, wkly frac, wk qtz	35	0.8	1110	10	64	2
		stringers.

Aumax -99-058	meta-andesite tuff	as previous with mod qtz stockwork and	65	1.0	1305	<5	16	2
sheeted veinlets.

Aumax -99-059	cherty tuff	marron-grey, strly frac, mod-str lim, hem,	205	3.0	2700	<5	33	2
		Tr py, aspy?, wk qtz stockwork veinlets.
Aumax -99-060	cherty tuff	As above, wk qtz stringers, Tr py, aspy.	100	1.6	1785	<5	29	6
Aumax -99-061	mixed cherty tuff and	mod qtz stringers, mod sil, wk bx, Tr py,	80	1.4	1740	5	34	8
	meta-andesite tuff	aspy.

Trench 99-6

Aumax -99-063	quartz vein, breccia	white qtz, mod str lim alt. of bx frags, no	40	0.8	380	<5	5	<2
		visible sulphides.
Aumax -99-064	cherty argillite	Strly frac, wk-mod lim.	80	6.6	1710	<5	53	4

Aumax -99-065	cherty argillite	Strly frac, wk-mod lim.	90	6.6	1350	<5	38	8

Aumax -99-066	quartz vein, breccia	vuggy-drusy white qtz, mod-str lim alt. of	40	1.4	325	<5	7	2
		bx frags.
Aumax -99-067	cherty argillite	Strly frac, mod lim, no visible sulphides	75	9.0	515	5	83	12

Aumax -99-068	quartz vein, breccia	vuggy-drusy white qtz, mod-str lim alt. of	35	3.2	595	<5	17	4
		bx frags.

Aumax Project Sample Results

Sample #	UTM N	UTM E	Grid N	Grid E	Type	Location	From	To	Width
Miscellaneous Rock Samples
Aumax -99-001					grab	139 m west of corner
post 3N on Aumax #7
Aumax -99-002	5,602,164 N	566,473 E	1+75 N	1+00 E	grab from O/C

Aumax -99-003	5,602,253 N	566,368 E	2+64 N	0+05 W	chip from b	Near Trench 99-1			1.20 m
or subcrop

Aumax -99-004	5,602,244 N	566,396 E	2+55 N	0+23 E	subcrop or	between Trench 99-1 and 3

Aumax -99-005	5,602,253 N	566,347 E	2+64 N	0+26 W	subcrop or	between Trench 99-1 and 3

Aumax -99-006	5,602,246 N	566,340 E	2+57 N	0+33 W	subcrop or	between Trench 99-1 and 3

Aumax -99-007	5,601,789 N	565,973 E	2+00 S	4+00 W	Float or talu	Aumax #8 at about 4W, 2S
Aumax -99-008	5,602,249 N	566,410 E	2+60 N	0+37 E	subcrop or	Trench between L2+25N,
0+25E and 0+50E

Aumax -99-009	5,602,199 N	566,409 E	2+10 N	0+36 E	subcrop or	Near L2+00N,0+25E

Aumax -99-010	5,602,189 N	566,414 E	2+00 N	0+41 E	subcrop?	1.10 m

Aumax Project Sample Results
Au				Ag	As	Sb	Cu	Pb
Sample #	Rock Type	Observations	(ppb)	(ppm)	(ppm)	(ppm) (ppm) (ppm)
Miscellaneous Roc

Aumax -99-001	Quartz Vein	vuggy-drusy, str lim, wk hem, wk manganese
stain, no visible sulphides.
Aumax -99-002	Quartz Vein	Wk lim, hem, Tr py.

Aumax -99-003	Sheeted veinlets, qtz stockwork	intense qtz stockwork and sheeted veinlets	275	16.6	1990	50	84	22
	in meta-andesite tuff	over 0.4m,Tr silver sulphosalts at vein edge,
		sheeted veinlets every 5-10 cm, mod lim.

Aumax -99-004	Quartz vein breccia	vuggy-drusy, Tr mal, dissem black sulphosalts,	2810	238.4	770	275	562	94
mod to str lim alteration of bx frags.

Aumax -99-005	Sheeted veinles, quartz stockwork	str lim, no visible sulphides, vuggy-drusy.	35	9.2	210	15	24	10
in meta-andesite tuff

Aumax -99-006	Quartz breccia in limonitized	angular limonitized mafic volcanic fragments	2290	305.0	405	320	507	98
	greenstone	in vuggy, druzy quartz matrix, disseminated
		tetrahedrite, trace galena and pyrite,
		malachite and azurite staining

Aumax -99-008	meta-andesite tuff	f.g., mod sil., str lim, 1-2% fine euhedral py,	75	3.8	6530	10	129	12
Tr aspy?, reddish -orange-grey fresh surface.

Aumax -99-009	Quartz vein + breccia	Tr mal, az, cpy, py, silvery + black sulphosalts,	95	153.6	145	115	210	120
wk lim, str lim alt. of bx frags.

Aumax -99-010	meta-andesite tuff?	strly fe stained, str lim, qtz frags, sheared,	665	23.0	12400	45	87	20
strly frac.

Aumax Project Sample Results

Sample #	UTM N	UTM E	Grid N	Grid E	Type	Location	From	To	Width
Aumax -99-031	5,602,280 N	566,442 E	2+91 N	0+69 E	grab from b	Near Station L3+00N
						0+75E

Aumax -99-054	5,602,527 N	566,454 E	5+38 N	0+81 E	chip	38.7 m at 7 degrees from	0.00	1.00	1.00 m
						station L5+00N, 0+75E

Aumax -99-055	5,602,530 N	566,453 E	5+41 N	0+80 E	grab	38.7 m at 7 degrees from
station L5+00N, 0+75E

Aumax -99-056	5,602,405 N	566,395 E	4+16 N	0+22 E	grab	26.4 m at 56 degrees from
						station BL 4+00N

Aumax -99-062	5,602,339 N	566,273 E	3+50 N	1+00 W	chip		0.00	0.27	0.27 m

Aumax -99-069					chip	4.4 m west of Aumax #7	0.00	0.20	0.20 m
						north claim line, which
						crosses the main road at
						approximately 1159m north
						of the legal claim post

AMX ROCK #1	5,602,166 N	566,468 E	1+77 N	0+95 E	Float

AR99+208	5,602,267 N	566,402 E	2+78 N	0+29 E	Hand Trench 11

155615	5,602,522 N	566,369 E	2+63 N	0+04 W Grab
155615
155616	5,602,520 N	566,498 E	5+31 N	1+25 E Grab
155617	5,602,324 N	566,293 E	3+35 N	0+80 W Float
155618	5,602,377 N	566,256 E	3+88 N	1+17 W Grab

Aumax Project Sample Results
Sample #	Rock Type	Observations	Au (ppb)	Ag (ppm)	As (ppm)	Sb (ppm)	Cu (ppm)	Pb (ppm)
Aumax -99-031	quartz vein and breccia	Tr mal, az, wk black sulphosalts, wk-mod lim,	170	139.8	275	180	309	412
		mod-str lim alt. of bx frags, vuggy-drusy.

Aumax -99-054	meta-andesite tuff	str lim, grey-green, wk hem, str fe staining	5	<0.2	<5	<5	328	14
		py pseudomorphs, Tr-1% py, modly
		frac, Tr aspy, cpy.

Aumax -99-055	meta-andesite tuff	V. strly Fe stained, lim, Tr -2% py, Tr -1%	<5	<0.2	<5	<5	300	14
aspy, Tr-cpy.

Aumax -99-056	meta andesite tuff?	str lim, mod qtz stockwork, mod sil, and	30	1.4	505	5	50	<2
		mod sheeted veinlets.

Aumax -99-062	quartz vein, breccia	strly frac, no visible sulphides, wkly banded,	10	0.4	85	<5	4	<2
		approximate trend: 85/30 SE, white qtz.
Aumax -99-069	quartz vein	modly-strly frac, narrow, within Meta	15	<0.2	10	<5	9	<2
		Andesite Tuff- greenstone, no alt in foot
		or hanging wall, wk -mod lim, no visible
		sulphides.

AMX ROCK #1		quartz boulders	270	66.4	6540	35	119	40

AR99+208	quartz with disseminated tetrahedrite,	2450	2700.0	575	3785	3999	2808
	malachite and azurite staining

155614 155615 155615
AR-99-01 Grab sample from trench near AR99+2 Quartz with disseminated tetrahedrite?and chalcocite?

AR-99-02 High grade grab sample from trench Quartz with disseminated tetrahedrite and chalcocite, traces malachite and azurite malachite, azurite staining
		1130 2990	218.4 206.8	665 640	230 6260	506 3109	180 6638

155616	AR-99-03 Shear zone (130/80NE) about 1.75 m wide developed in greenstone; qz vein in shear zone cutting mafic tuff	160	15.2	5855	20	80	18
155617	AR-99-04 Quartz breccia beneath road, about 6 m wide striking 60 degrees, quartz breccia developed in mafic tuff	20	2.2	260	<5	6	4
155618	AR-99-05 Shear zone (160/35SW) developed in mafxc tuff, few quartz veins typically 1-3 cm wide	315	10.2	3780	10	49	2

Aumax Project Sample Results

Sample #	UTM N	UTM E	Grid N	Grid E	Type	Location	From	To	Width
AR99+1	5,602,242 N	566,341 E	2+53 N	0+32 W		Hand Trench 2
AR99+2	5,602,252 N	566,369 E	2+63 N	0+04 W		Hand Trench 5
AR99+8	5,602,231 N	566,357 E	2+42 N	0+16 W		Hand Trench 4
AR99+9	5,602,255 N	566,377 E	2+66 N	0+04 E		Hand Trench 8
AR99+10	5,602,260 N	566,385 E	2+71 N	0+12 E		Hand Trench 9
AR99+13	5,602,240 N	566,350 E	2+51 N	0+23 W		Hand Trench 3
AR99+14	5,602,252 N	566,335 E	2+63 N	0+38 W		Hand Trench 1
Hand Trench Locations

Trench 1	5,602,252 N	566,335 E	2+63 N	0+38 W
Trench 2	5,602,242 N	566,341 E	2+53 N	0+32 W
Trench 3	5,602,240 N	566,350 E	2+51 N	0+23 W
Trench 4	5,602,231 N	566,357 E	2+42 N	0+16 W
Trench 5	5,602,252 N	566,369 E	2+63 N	0+04 W
Trench 6 Centre	5,602,255 N	566,372 E	2+66 N	0+01 W
Trench 7	5,602,261 N	566,375 E	2+72 N	0+02 E
Trench 8	5,602,255 N	566,377 E	2+66 N	0+04 E
Trench 9	5,602,260 N	566,385 E	2+71 N	0+12 E
Trench 10	5,602,263 N	566,389 E	2+74 N	0+16 E
Trench 11	5,602,267 N	566,402 E	2+78 N	0+29 E
Soils

155609	5,602,248 N	566,362 E	2+59 N	0+11 W	Soil
155610	5,602,274 N	566,395 E	2+85 N	0+22 E	Soil
155611	5,602,245 N	566,377 E	2+56 N	0+04 E	Soil
155612	5,602,243 N	566,384 E	2+54 N	0+11 E	Soil
155613	5,602,226 N	566,384 E	2+37 N	0+11 E	Soil
AMX-01	5,602,177 N	566,504 E	1+88 N	1+31 E	Soil
AMX-02	5,602,177 N	566,504 E	1+88 N	1+31 E	Soil
AMX-03	5,602,173 N	566,497 E	1+84 N	1+24 E	Soil
AMX-04	5,602,168 N	566,489 E	1+79 N	1+16 E	Soil
AMX-05	5,602,163 N	566,481 E	1+74 N	1+08 E	Soil
AMX-06	5,602,185 N	566,476 E	1+96 N	1+03 E	Soil
AMX-07	5,602,203 N	566,479 E	2+14 N	1+06 E	Soil
AMX-08	5,602,163 N	566,471 E	1+74 N	0+98 E	Soil
AMX-09	5,602,220 N	566,454 E	2+31 N	0+81 E	Soil
AMX-10	5,602,459 N	566,320 E	4+70 N	0+53 W	Soil
AMX-11	5,602,438 N	566,316 E	4+49 N	0+57 W	Soil
AMX-12					Soil

Aumax Project Sample Results

Sample #	Rock Type	Observations	Au (ppb)	Ag (ppm)	As (ppm)	Sb (ppm)	Cu (ppm)	Pb (ppm)
AR99+1			8070	95.1
AR99+2			1160	1100
AR99+8			1720	1615
AR99+9			3250	2520
AR99+10			4560	2706
AR99+13
AR99+14

Hand Trench Location

Trench 1
Trench 2
Trench 3
Trench 4
Trench 5
Trench 6 Centre
Trench 7
Trench 8
Trench 9
Trench 10
Trench 11
Soils

155609	Soil 8 m at 240 degrees from AR99+2 near trench	10	1.6	460	<5	56	20
155610	Soil 30 m at 40 degrees from AR99+2	100	3.6	2040	20	156	24
155611	Soil 10 m at 130 degrees from AR99+2	20	0.6	360	<5	74	14
155612	Soil 8 m at 110 degrees from 155611	240	6.8	3035	10	217	46
155613	Soil 17 m at 180 degrees from 155612	120	3.8	1365	<5	124	12
AMX-01		5	0.4	70	<5	155	16
AMX-02		10	0.6	25	20	107	12
AMX-03		20	1.0	60	5	154	12
AMX-04		25	2.0	60	<5	137	6
AMX-05		120	7.0	850	15	164	18
AMX-06		25	0.6	220	15	112	8
AMX-07		5	<0.2	5	10	145	12
AMX-08		5	0.8	90	<5	42	2
AMX-09		5	<0.2	<5	<5	94	2
AMX-10		<5	<0.2	90	<5	44	16
AMX-11		30	3.0	565	20	109	26
AMX-12		5	<0.2	20	<5	107	12

Project Sample Results

Sample #	UTM N	UTM E	Grid N	Grid E	Type	Location	From	To	Width
Upper Gold Prospect - Rocks
AR99+201						Upper Gold Prospect
AR99+201 rp
AR99+201 rs
AR99+202						Upper Gold Prospect
AR99+203						Upper Gold Prospect
AR99+204						Upper Gold Prospect
AR99+205						Upper Gold Prospect
AR99+206						Upper Gold Prospect
AR99+207

Aumax Project Sample Results

Sample #	Rock Type	Observations	Au (ppb)	Ag (ppm)	As (ppm)	Sb (ppm)	Cu (ppm)	Pb (ppm)
Upper Gold Prospect
AR99+201			30	<0.2	805	<5	6	<2
AR99+201 rp			35	0.4	815	<5	8	<2
AR99+201 rs			35	0.4	825	<5	6	<2
AR99+202			220	1.2	1490	<5	27	<2
AR99+203			35	0.6	120	<5	24	<2
AR99+204			25	0.4	200	<5	8	<2
AR99+205			115	0.8	2155	<5	4	<2
AR99+206			90	1.6	395	<5	6	4
AR99+207			20	0.4	20	<5	8	<2